U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☒ No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ☐

NEWS RELEASE

Corporate	Investors
MFC Industrial Ltd.	Allen & Caron Inc.
Rene Randall	Joseph Allen
1 (604) 683-8286 ex 224	1 (212) 691-8087
rrandall@bmgmt.com	joe@allencaron.com

MFC INDUSTRIAL ANNOUNCES MAILING OF OFFER AND TAKE-OVER BID TO
SHAREHOLDERS OF COMPTON PETROLEUM CORPORATION

NEW YORK (July 12, 2012) . . . MFC Industrial Ltd (NYSE: MIL) ("MFC" or the "Company") announces that it has mailed to the shareholders of Compton Petroleum Corporation ("Compton") its offer and take-over bid circular (the "Offer Documents") in connection with its previously announced friendly offer (the "Offer") for all of the outstanding common shares of Compton (the "Compton"). Pursuant to the Offer, MFC and an indirect wholly-owned subsidiary are offering to acquire all of the outstanding Compton Shares for cash consideration of $1.25 per Compton Share.

The Offer will be open for acceptance until 5:00 p.m., Vancouver Time, on August 16, 2012, unless extended or withdrawn by MFC.

The board of directors' of Compton has prepared and is mailing a directors' circular (the "Directors' Circular"), unanimously recommending that Compton shareholders accept the Offer and tender their Compton Shares thereunder. In addition, all of Compton’s directors and officers have indicated that they intend to tender their Common Shares to the MFC Offer.

The Offer is subject to customary conditions, including, among others, there being deposited (and not withdrawn) under the Offer that number of Compton Shares which, together with the Compton Shares and special warrants, if any, held by MFC, represent at least 66.67% of the outstanding Compton Shares on a fully-diluted basis, receipt of requisite regulatory and contractual consents, and the absence of a material adverse change with respect to Compton.

Full details of the Offer are included in the Offer Documents and related documents, which along with the Directors' Circular, are available on SEDAR at www.sedar.com. Compton shareholders are encouraged to read such documents carefully and in their entirety.

Computershare Investor Services Inc. is the depositary for the Offer. Compton shareholders can obtain copies of the Offer Documents and related materials at no charge from the depositary toll-free at 1-800-564-6253 or by email at corporateactions@computershare.com.

About MFC Industrial Ltd.

MFC is a global commodities supply chain company, which sources and delivers commodities and materials to clients, with a special expertise on the financing and risk management aspects of the business. To obtain further information on the Company, please visit our website at: http://www.mfcindustrial.com.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, including statements regarding the Company's ability to complete the Offer and other contemplated transactions, the impact of the proposed acquisition on its business and operations and its ability to integrate the business and operations of Compton, which involve known and unknown risks and uncertainties which may not prove to be accurate. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause the Company's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause the Company’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: uncertainties as to the timing of the Offer and satisfaction of the conditions thereto, MFC's and Compton's ability to obtain required consents and approvals in connection with the transactions, the business of MFC and Compton may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond the Company's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, the Company is not under any obligation and the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in the Company's Management's Discussion and Analysis for the three months ended March 31, 2012, filed with the Canadian securities regulators and on the Form 6-K with the United States Securities and Exchange Commission, and its Annual Report on Form 20-F for the year ended December 31, 2011.

(2)

Form 51-102F3

Material Change Report

1.	REPORTING ISSUER

MFC Industrial Ltd. ("MFC") Suite 1620, 400 Burrard Street Vancouver, British Columbia, V6C 3A6

2.	DATE OF MATERIAL CHANGE

July 6, 2012

3.	NEWS RELEASE

A press release disclosing the nature and substance of the material change was issued by MFC on July 9, 2012 through the news wire services of PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change

MFC entered into a support agreement (the "Support Agreement") with Compton Petroleum Corporation ("Compton") to acquire all of the issued and outstanding common shares of Compton (the "Compton Shares") by way of a take-over bid (the "Offer") for cash consideration of $1.25 per Compton Share, representing total aggregate consideration of approximately $33.0 million.

MFC further announced that it had agreed to purchase 6,548,498 special warrants (the "Warrants") from Compton at a price of $1.25 per Warrant (the "Warrant Placement"). Each Warrant is convertible into a Compton Share on a one-for-one basis at the option of MFC. The Warrants are also redeemable, at the option of MFC and prior to conversion, at their subscription price upon the occurrence of certain events. The Compton Shares underlying the Special Warrants represent approximately 19.9% of the outstanding Compton Shares on a post-conversion basis. Proceeds from the exercise of the Warrants will be utilized by Compton to pay down its current bank facility.

MFC also announced that it had entered into lock-up agreements (the "Lock-Up Agreements") with shareholders of Compton holding, directly or indirectly, approximately 54% of the outstanding Compton Shares, pursuant to which they each agreed to tender, or cause to be tendered, all of their Compton Shares to the Offer.

On July 12, 2012, MFC announced that it had mailed to Compton shareholders its offer and take-over bid circular and other related documents in connection with the Offer.

5.	Full Description of Material Change

MFC announced that it had entered into the Support Agreement with Compton to make the Offer for all of the issued and outstanding Compton Shares, for cash consideration of $1.25 per Compton Share, representing total aggregate consideration of approximately $33.0 million.

The Offer is to be made pursuant to a take-over bid circular and related documents to be mailed to Compton shareholders in accordance with applicable laws (subject to the terms and conditions of the Support Agreement). The Offer will be open for acceptance for a period of not less than 35 days from its commencement and may be extended from time to time. The Offer will be subject to customary conditions, including, among other things, there being deposited under the Offer, and not withdrawn at the expiry date, at least 66.67% of the Compton Shares, receipt of requisite regulatory and contractual consents and the absence of a material adverse change with respect to Compton.

The board of directors of Compton, after consulting with its financial and legal advisers, has unanimously approved entering into the Support Agreement and unanimously recommends that Compton shareholders tender to the Offer.

The Support Agreement provides for, among other things, a non-solicitation covenant on the part of Compton, subject to customary "fiduciary out" provisions, a right in favour of MFC to match any superior proposal and a termination fee of $4.0 million payable to MFC in certain circumstances, including if Compton accepts a superior proposal. Pursuant to the Support Agreement, after taking up Compton Shares pursuant to the Offer and appointing a majority of the board of directors of Compton, MFC will inject $30 million in equity into Compton, to be utilized to reduce borrowings under its bank facility.

Concurrently with the execution of the Support Agreement, MFC entered into a special warrant agreement with Compton, pursuant to which it has agreed to purchase 6,548,498 Warrants from Compton at a price of $1.25 per Warrant. Each Warrant is convertible into a Compton Share on a one-for-one basis at the option of MFC. The Warrants are also redeemable, at the option of MFC and prior to conversion, at their subscription price upon the occurrence of certain events.

In addition, MFC has entered into the Lock-Up Agreements with shareholders of Compton holding, directly or indirectly, approximately 54% of the outstanding Compton Shares, pursuant to which they each agreed to tender, or cause to be tendered, all of their Compton Shares to the Offer. The Compton Shares underlying the Special Warrants represent approximately 19.9% of the outstanding Compton Shares on a post-conversion basis. Proceeds from the exercise of the Warrants will be utilized by Compton to pay down its current bank facility. Compton has received conditional approval of the Warrant Placement from the Toronto Stock Exchange (the "TSX"). Compton has satisfied TSX shareholder approval requirements for the issuance of the Warrants by obtaining consent and authorization of the issuance of the Warrants from holders of more than 50% of the issued and outstanding Compton Shares.

On July 12, 2012, MFC announced that it had mailed to Compton shareholders its offer and take-over bid circular and other related documents in connection with the Offer.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Michael Smith President and Chief Executive Officer 604-683-8286 (contact through Rene Randall)

9.	Date of Report

July 13, 2012

MFC INDUSTRIAL LTD.

and

COMPTON PETROLEUM CORPORATION

SUPPORT AGREEMENT

July 6, 2012

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	DEFINITIONS	1
1.2	CURRENCY	11
1.3	ACCOUNTING MATTERS	11
1.4	KNOWLEDGE	11
1.5	SCHEDULES	11
ARTICLE 2 THE OFFER		11
2.1	THE OFFER	11
2.2	CONDITIONS TO MAKING OF THE OFFER	13
2.3	BOARD OF DIRECTORS' RECOMMENDATION	14
2.4	COMPTON STOCK OPTION PLAN	15
2.5	OFFER DOCUMENTS	15
2.6	COMPULSORY ACQUISITION/SUBSEQUENT ACQUISITION TRANSACTION	16
2.7	DIRECTORS	16
2.8	REGISTRAR AND TRANSFER AGENT	17
2.9	INFORMATION AGENT AND DEALER MANAGER	17
2.10	DSUS AND RSUS	17
ARTICLE 3 REPRESENTATIONS AND WARRANTIES		17
3.1	REPRESENTATIONS AND WARRANTIES OF THE OFFEROR	17
3.2	REPRESENTATIONS AND WARRANTIES OF COMPTON	17
ARTICLE 4 CONDUCT OF BUSINESS		18
4.1	COVENANTS OF COMPTON REGARDING THE CONDUCT OF BUSINESS	18
4.2	BIGORAY AGREEMENT	20
ARTICLE 5 COVENANTS OF COMPTON		20
5.1	NON-SOLICITATION	20
5.2	RIGHT TO MATCH	21
5.3	TERMINATION FEE	22
5.4	LIQUIDATED DAMAGES: EXCLUSIVE REMEDY	23
5.5	INJUNCTIVE RELIEF	23
ARTICLE 6 COVENANTS OF THE OFFEROR		23
6.1	DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION	23
6.2	ADDITIONAL OFFEROR COVENANTS	24
ARTICLE 7 OTHER COVENANTS		25
7.1	NOTICE PROVISIONS	25
7.2	REGULATORY MATTERS	25
7.3	PUBLICITY	25
7.4	TRANSACTION STRUCTURING AND ALTERNATE TRANSACTION	26
7.5	REORGANIZATIONS	26
ARTICLE 8 TERMINATION, AMENDMENT AND WAIVER		26
8.1	TERMINATION	26
8.2	EFFECT OF TERMINATION	28

ARTICLE 9 GENERAL PROVISIONS		28
9.1	NOTICES	28
ARTICLE 10 MISCELLANEOUS		29
10.1	AGREEMENT MATTERS	29
10.2	BINDING EFFECT AND ASSIGNMENT	30
10.3	SURVIVAL	30
10.4	EXPENSES	30
10.5	COUNTERPARTS	30
10.6	FURTHER ASSURANCES	30
10.7	ACCESS TO INFORMATION	31
10.8	SEVERABILITY	31

SCHEDULE A – CONDITIONS TO THE OFFER

SCHEDULE B - REPRESENTATIONS AND WARRANTIES

SUPPORT AGREEMENT

THIS AGREEMENT dated July 6, 2012,

BETWEEN:

MFC INDUSTRIAL LTD., a corporation existing under the laws of the Province of British Columbia

(the "Offeror")

AND:

COMPTON PETROLEUM CORPORATION, a corporation existing under the laws of the Province of Alberta

("Compton")

WHEREAS:

A.	The Offeror, directly or through one of its affiliate(s), desires to make an offer for all the Common Shares (as defined below), by way of a take-over bid, on the terms and subject to the conditions set out in this Agreement; and

B.	The board of directors of Compton (the "Board of Directors") has unanimously determined, after consultation with its financial and legal advisors, that the consideration to be offered for the Common Shares pursuant to the Offer (as defined below) is fair, from a financial point of view, to all Shareholders (as defined below) and that it would be advisable and in the best interests of Compton for the Board of Directors to take all reasonable action to support and facilitate the Offer and enter into this Agreement and to recommend that Shareholders tender their Common Shares to the Offer, all on the terms and subject to the conditions contained herein.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless the context otherwise requires:

"1933 Act" means the U.S. Securities Act of 1933, as amended;

"1934 Act" means the U.S. Securities Exchange Act of 1934, as amended;

"2011 Financial Statements" has the meaning ascribed thereto in Section (h)(i) of Part II of Schedule B;

"ABCA" means the Business Corporations Act (Alberta);

"Acquisition Proposal" means, other than the Contemplated Transactions, any offer, proposal, expression of interest, solicitation, inquiry or announcement from any Person (other than the Offeror and its Affiliates) (including any offer or proposal made prior to the date hereof and any modification after the date hereof of any offer or proposal made prior to the date hereof), whether or not in writing and whether or not delivered to the shareholders of Compton, relating to:

(a)	any acquisition, sale or other disposition, direct or indirect, whether in a single transaction or a series of related transactions, of (a) the assets of Compton and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Compton and its subsidiaries or which contribute 20% or more of the consolidated revenue of Compton and its subsidiaries; or (b) voting or equity securities (including securities convertible into voting or equity securities), which together with other voting or equity securities beneficially owned (including securities convertible into voting or equity securities) by such Person or any Persons acting jointly or in concert with such Person, would be equal to 20% or more of the issued and outstanding voting or equity securities of Compton or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Compton and its subsidiaries or which contribute 20% or more of the consolidated revenue of Compton and its subsidiaries;

(b)	any take-over bid, tender offer, deposit offer or exchange offer that, if consummated, would result in a person or group of persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into voting or equity securities) of Compton;

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, dual listed structure, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Compton and/or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Compton and its subsidiaries or which contribute 20% or more of the consolidated revenue of Compton and its subsidiaries; or

(d)	any public announcement of an intention to do any of the foregoing;

"Affiliate" has the meaning ascribed thereto in the ABCA;

"Agreement", "this Agreement", "herein", "hereto", and "hereof" and similar expressions refer to this support agreement, together with the Schedules attached hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"Bank Facility" means Compton's current senior secured bank credit facilities pursuant to the Bank Facility Agreements;

"Bank Facility Agreements" means the credit agreement between Compton, the Lenders and The Toronto-Dominion Bank, as administrative agent for the Lenders, dated September 27, 2011 as amended by the first amending agreement thereto dated effective February 9, 2012 and each of the borrowing base shortfall cure period extension agreements between Compton and The Toronto Dominion Bank, as administrative agent for the Lenders, dated May 2, May 18, June 8 and June 22, 2012;

"Bank Facility Consent" means the requisite written consent of the Lenders under the Bank Facility, upon terms satisfactory to the Offeror acting reasonably, waiving the application of any change of control or Events of Default (as defined in the Bank Facility Agreements) under the Bank Facility in connection with the transactions contemplated under this Agreement and providing for a fixed borrowing capacity of not less than the amount set forth in Section 1.1 of the Disclosure Letter until the maturity date of the Bank Facility;

"Bank Facility Extension" means one or more borrowing base shortfall cure period extension agreements between Compton and the Lenders extending the Cure Period (as defined in the Bank Facility Agreements) until the earlier of: (A) the Transaction Date; or (B) the Outside Date;

"Bid Circular" has the meaning ascribed thereto in Section 2.1(c);

"Bigoray Agreement" means the purchase and sale agreement dated June 28, 2012 between Compton and Tallgrass Energy Corp. respecting the sale of the Bigoray Area, as more fully described in the Bigoray Agreement;

"Board of Directors" has the meaning ascribed thereto in the Recitals;

"Business Day" means any day, other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in the cities of Calgary, Alberta and Vancouver, British Columbia are generally authorized or obliged by Law to close;

"Canadian GAAP" means: (i) for the period up to January 1, 2011, generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook – Accounting; and (ii) as of January 1, 2011, International Financial Reporting Standards, in each case, as applicable, at the relevant time, applied on a consistent basis;

"Cashless Warrants" means the warrants, each entitling the holder thereof to acquire a Common Share upon the satisfaction of certain conditions, issued pursuant to the warrant indenture between Compton and Computershare Trust Company of Canada dated August 22, 2011;

"Change of Control Payments" has the meaning ascribed thereto at Section (cc) of Part II of Schedule B;

"Commissioner" means the Commissioner of Competition appointed under the Competition Act or her designee;

"Common Shares" means the issued and outstanding common shares of Compton, and shall include all common shares of Compton issued upon exercise of any Options prior to the Expiry Time;

"Competition Act" means the Competition Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

"Competition Act Approval" means the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act in respect of the purchase of the Common Shares by the Offeror, or the waiting period under Part IX of the Competition Act shall have expired or have been waived in accordance with the Competition Act and the Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) that she does not intend, at the time of such advice, to make an application under Section 92 of the Competition Act in respect of the purchase of the Common Shares by the Offeror and the form of and any terms and conditions attached to any such advice are acceptable to the Offeror, acting reasonably;

"Compton" has the meaning ascribed thereto in the designation of the Parties;

"Compton Public Disclosure Record" means all documents filed by Compton since December 31, 2010 and prior to June 18, 2012 with the Canadian securities regulators on SEDAR under the name of "Compton Petroleum Corporation" and not marked private;

"Compton Securityholders" means the Shareholders and the holders of Options;

"Compton Stock Option Plan" means the share option plan of Compton, dated March 25, 2010, as amended after the date hereof in accordance with the terms of this Agreement;

"Compulsory Acquisition" means an acquisition by the Offeror of all Common Shares not tendered to the Offer utilizing the provisions of Part 16 of the ABCA;

"Conditions of the Offer" has the meaning ascribed thereto in Section 2.1(b);

"Confidentiality Agreement" means the confidentiality agreement made as of the 8th day of May, 2012, between the Offeror and Compton, as it may be amended;

"Contemplated Transactions" means the making of the Offer, the mailing of the Offer Documents and the take-up of Common Shares under the Offer, any Compulsory Acquisition and any Subsequent Acquisition Transaction;

"Contract" means any contract, agreement, commitment, understanding, undertaking, engagement, license, franchise, lease, arrangement or other contractual right or obligation, whether written or oral;

"Current Premia" has the meaning ascribed thereto in Section 6.1(a);

"Data Room" means the information made available to and accessible by the Offeror through Compton's on-line data room on IntraLinks as of June 18, 2012;

"Directors' Circular" has the meaning ascribed thereto in Section 2.3(b)(i);

"Disclosure Letter" means the disclosure letter executed by Compton and delivered to the Offeror on the date hereof in connection with the execution of this Agreement;

"DSU Plan" means the deferred share unit plan of Compton dated effective January 27, 2011;

"DSUs" means the deferred share units of Compton issued under the DSU Plan;

"Effective Time" means the time that the Offeror shall have first taken up Common Shares pursuant to Section 2.1(i);

"Eligible Options" means Options having an exercise price lower than the Offer Price;

"Employee Plans" means all the employee benefit, fringe benefit, deferred benefit, supplemental unemployment benefit, bonus, incentive pay or compensation, performance compensation, deferred compensation, profit sharing or deferred profit sharing, termination, severance, change of control, pension, supplementary pension, retirement, stock option, stock purchase, stock appreciation, restricted stock unit, performance stock unit, director share unit, phantom stock, registered retirement savings, insurance, extended health, welfare, medical (including out of country), dental, disability, life insurance, employee family assistance, vacation or vacation pay programs, or similar plans for the benefit of or relating to any of the current or former directors, officers or employees or consultants of Compton or any of its subsidiaries (or any spouses, dependants, survivors or beneficiaries of any such Persons) maintained, sponsored, funded or otherwise contributed to or required to be contributed to, by Compton or any of its subsidiaries, or under which Compton or any of its subsidiaries has or will have any liability or contingent liability, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, other than government-sponsored employment insurance, workers' compensation, health insurance or pension plans;

"Environmental Laws" means all applicable Laws that relate to or impose liability or standards with respect to: (i) the use, manufacture, handling, transport, transfer, processing, generation, labelling, distribution, treatment, storage, discharge, disposal, spill, recycling, import, export, sale, destruction or release of any Hazardous Substances; and (ii) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with the environment or natural resources (including climate, ambient air, surface water, sewer systems, groundwater, land surface, subsurface strata, wetlands, wildlife, aquatic species and vegetation), or otherwise relating to environmental or public health and safety matters;

"Expiry Date" means the date on which the Expiry Time occurs;

"Expiry Time" has the meaning ascribed thereto in Section 2.1(d);

"Filings" has the meaning ascribed thereto in Section 7.2(b);

"Financial Statements" has the meaning ascribed thereto in Section (h)(i) of Part II of Schedule B;

"Financing" means the private placement of Special Warrants contemplated hereby and by the Special Warrant Agreement;

"Fully-Diluted Basis" means, with respect to the number of Common Shares outstanding at any time, the number of Common Shares that would be outstanding assuming the conversion of the Special Warrants and assuming Options and any other rights to receive Common Shares outstanding at that time (other than the Cashless Warrants, any Options which are out-of-the-money, the DSUs and the Special Warrants) had been exercised or converted;

"Governmental Entity" means any applicable: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, minister, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

"Hazardous Substance" means any substance or material that is deemed to be, alone or in any combination, a pollutant, contaminant, waste, special waste, toxic, radioactive, ignitable, corrosive, reactive, hazardous, deleterious, dangerous or a source of contamination under any Environmental Law, and any substance or material the presence or concentration of which in soil, sediment, ground water or surface water is regulated under any Environmental Law, including, without limitation, petroleum, petroleum products, asbestos and urea-formaldehyde insulation;

"ICA Approval" means that the Offeror shall have received written evidence from the responsible Minister under the Investment Canada Act that the Minister is satisfied or deemed to be satisfied that the Contemplated Transactions are likely to be of net benefit to Canada pursuant to the Investment Canada Act;

"including" means including without limitation, and "include" and "includes" each have a corresponding meaning;

"Interim Financial Report" has the meaning ascribed thereto in Section (h)(i) of Part II of Schedule B;

"Investment Canada Act" means the Investment Canada Act and the regulations promulgated thereunder, as amended from time to time;

"Latest Mailing Time" has the meaning ascribed thereto in Section 2.1(c);

"Lenders" means The Toronto-Dominion Bank, the Royal Bank of Scotland N.V. (Canada Branch), Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, Societe Generale (Canada Branch) and Canadian Western Bank and/or such other lenders as may be lenders under the Bank Facility;

"Laws" means any and all applicable: (i) laws, constitutions, treaties, statutes, codes, ordinances, orders, decrees, rules, regulations, by-laws; (ii) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Entity; and (iii) policies, guidelines, notices and protocols, to the extent that they have the force of law and which are binding on or affect the Person to which they relate, and include, for greater certainty, any applicable Environmental Laws, Regulatory Laws and Securities Laws;

"Lien" means (i) any mortgage, charge, pledge, hypothec, claim, security interest, assignment, lien (statutory or otherwise), privilege, easement, encroachment, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement or restriction, restrictive covenant or conditional sale agreement, and (ii) any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation;

"Mailing Date" means the first date on which Offer Documents are mailed to Shareholders pursuant to Section 2.1(c);

"Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, is, or would reasonably be expected to be, materially adverse to the business, assets, properties, obligations, liabilities (contingent or otherwise), financial condition or results of operations of Compton and its subsidiaries, on a consolidated basis, either alone or in combination with any other changes, effects, events, occurrences, state of facts or developments; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change in Canadian GAAP; (ii) any change in the market price or trading volume of the Common Shares (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred); (iii) general changes in the market price for oil and natural gas; (iv) any change in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general economic, business, regulatory, or market conditions or in national or global financial or capital markets; (v) any change generally affecting the petroleum and natural gas exploration and production business; (vi) any natural disaster; (vii) any actions taken (or omitted to be taken) at the written request of the other Party hereto; or (viii) any action taken by the Person or any of its subsidiaries that is required, contemplated or permitted pursuant to this Agreement (excluding any obligation to act in the ordinary course of business, but including any steps taken pursuant to this Agreement to obtain any required regulatory approvals); provided that an effect described in any of clauses (i), (ii), (iii), (v) and (vi) may be taken into account to the extent Compton and its subsidiaries, taken as a whole, are disproportionately affected thereby relative to other peers of Compton and its subsidiaries in the same industry in which Compton and its subsidiaries operate;

"material change" has the meaning ascribed thereto in the Securities Act;

"Material Contract" means (i) any real property lease (other than leases of petroleum and natural gas rights), and (ii) any other Contract to which Compton or any of its subsidiaries is a party or by which Compton or any of its subsidiaries is bound or by which Compton or any of its subsidiaries has, or will have, any liability or contingent liability: (a) which, if terminated, would reasonably be expected to have a Material Adverse Effect on Compton; (b) under which Compton or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party in excess of $1,000,000 in the aggregate; (c) relating to indebtedness for borrowed money of Compton or any of its subsidiaries, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $1,000,000; (d) providing for the establishment, organization or formation of any joint ventures involving a material portion of the assets of Compton or any of its subsidiaries; (e) under which Compton or any of its subsidiaries is obligated to make, or expects to receive, payments in excess of $1,000,000 over the remaining term of the Contract; (f) that limits or restricts Compton or any of its subsidiaries from engaging in any line of business or any geographic area or limits or restricts the manner in which it can conduct business; (g) which has a remaining term to maturity of more than 12 months and cannot be terminated earlier without penalty upon notice from Compton or its subsidiaries; (h) which is entered into with a director, officer or shareholder of Compton or any of its subsidiaries, or any of their Affiliates, or with a party which does not deal at arm's length with Compton or any of its subsidiaries for the purposes of the Tax Act; (i) is with a Governmental Entity; (j) pursuant to which Compton provides an indemnification to any Person (other than a current or former director or officer of Compton, and Contracts entered into by Compton or any of its subsidiaries in the ordinary course of business that are not otherwise Material Contracts and which would not reasonably be expected to result in the liability of Compton and its subsidiaries to a third party exceeding $1,000,000 in the aggregate); and (k) any Contract included under the heading "Material Contracts" in Compton's annual information form for the year ended December 31, 2011 and any amendments thereto that are included in the Compton Public Disclosure Record;

"material fact" has the meaning ascribed thereto in the Securities Act;

"Mazeppa Agreements" means the agreements entered into by Compton relating to the Mazeppa Processing Partnership, including, without limitation: (i) the Management Agreement between Mazeppa Processing Partnership dated April 30, 2009; (ii) the Processing Agreement between Mazeppa Processing Partnership and Compton dated April 30, 2009; (iii) the Dedication, Production and Delivery Agreement between Mazeppa Processing Partnership and Compton dated April 30, 2009; (iv) the Option Agreement between Enstar Midstream Mazeppa Ltd., 1463409 Alberta Ltd. and Compton dated April 30, 2009; (v) the Master Agreement between Enstar Midstream Mazeppa Ltd., 1463409 Alberta Ltd., Compton and Mazeppa Processing Partnership dated April 30, 2009; (vi) the Acknowledgment Agreement between Mazeppa Processing Partnership, Compton, Enstar Midstream Mazeppa Ltd., 1463409 Alberta Ltd. and Alberta Treasury Branches dated April 30, 2009; (vii) an updated Interlenders Acknowledgement Agreement between Compton, The Toronto-Dominion Bank, Alberta Treasury Branches, Enstar Midstream Mazeppa Ltd. and Mazeppa Processing Partnership dated September 27, 2011; and (viii) a Purchase and Sale Agreement between Enstar Midstream Mazeppa Ltd., Enstar Midstream Services Ltd., 1463409 Alberta Ltd. and 1121893 Alberta Ltd. dated April 30, 2009;

"Mazeppa Partnership" means Mazeppa Processing Partnership, a limited partnership under the Laws of the Province of Alberta;

"Minimum Deposit Condition" has the meaning ascribed thereto in Section (a) of Schedule A;

"Multilateral Instrument 61-101" means Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions;

"Offer" has the meaning ascribed thereto in Section 2.1(a), which term shall include any amendments to, variations of, or extensions of, such Offer made in accordance with this Agreement;

"Offer Documents" has the meaning ascribed thereto in Section 2.1(c);

"Offer Price" has the meaning ascribed thereto in Section 2.1(a);

"Offeror" has the meaning ascribed thereto in the designation of the Parties;

"Options" means the outstanding options to purchase Common Shares granted under or otherwise subject to the Compton Stock Option Plan;

"Outside Date" means September 30, 2012, subject to the right of any Party to extend the Outside Date one time for up to an additional 30 days (in increments of days if desired) (but for greater certainty in no event later than October 30, 2012) if any of conditions (b), (c) (d) or (e) of the Conditions of the Offer set forth at Schedule A hereto has not been satisfied or has not been waived, unless any such condition is incapable of being satisfied based upon a final and non-appealable decision or order of a Governmental Entity, by giving written notice to the other Party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is 10 days (or such shorter period as is practical in the circumstances) prior to the then current Outside Date, or such later date as may be mutually agreed to in writing by the Parties;

"Overriding Royalty" means the royalty interest granted to Caledonian Royalty Corporation by Compton pursuant to the overriding royalty agreement between Compton, Compton Petroleum General Partnership, Hornet Energy Ltd. and Caledonian Royalty Corporation dated June 24, 2010;

"Parties" means Compton and the Offeror, and "Party" means any of them;

"Permits" means any lease, licenses, permits, certificates, consents, orders, grant, approvals, waivers, classification, registrations or other authorizations issued by or from any Governmental Entity as required by applicable Laws for the ownership, operation or lease of any of the assets or real property of Compton or its subsidiaries to otherwise conduct their businesses as currently conducted in compliance with applicable Law;

"Permitted Liens" means:

(a)	Liens granted by Compton to Lenders pursuant to the Bank Facility Agreement;

(b)	Liens granted by Compton or the Mazeppa Partnership pursuant to the Mazeppa Agreements;

(c)	Liens granted pursuant to the Overriding Royalty;

(d)	easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires;

(e)	the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy Taxes or to control or regulate any of Compton's or its subsidiaries' assets in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations;

(f)	statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of any of real property or interests therein;

(g)	undetermined or inchoate Liens incurred or created in the ordinary course of business as security for Compton or its subsidiaries, share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time (or, if delinquent, are being diligently contested in good faith by Compton or the applicable subsidiary and which individually or in the aggregate would not have a Material Adverse Effect);

(h)	undetermined or inchoate mechanics' liens and similar Liens for which payment for services rendered or goods supplied is not delinquent as of the Closing Time;

(i)	Liens for penalties arising under non-participation provisions of operating agreements if such Liens do not materially detract from the value of any material part of the property of Compton and its subsidiaries;

(j)	Liens on petroleum and natural gas substances or the proceeds of the sale of petroleum and natural gas substances granted or assumed by Compton or its subsidiaries in the ordinary course of its business pursuant to a processing or transmission arrangement entered into or assumed by Compton or its subsidiaries in the ordinary course of its business, securing the payment of its obligations in respect of the fees, costs and expenses attributable to the processing or transmission (as the case may be) of any such petroleum and natural gas substances under any such processing or transmission arrangement, provided that the obligations secured thereby are not overdue or delinquent (or if overdue or delinquent are being contested by it diligently and in good faith by appropriate proceedings);

(k)	Liens constituted by any capital lease, purchase money security interests and the rights of a lessor pursuant to any operating lease or Liens on the property of Compton or its subsidiaries which are not otherwise Permitted Liens defined above if the indebtedness, liabilities or other obligations secured thereby are incurred in the ordinary course of business and constitute "Permitted Encumbrances" under the Bank Facility Agreement, which as of the date hereof equate to in the aggregate less than $5,000,000, and copies of which have been previously disclosed by Compton to the Offeror in the Data Room;

(l)	Liens granted in the ordinary course of business to a public entity, municipality or Governmental Entity respecting operations pertaining to any of Compton's assets; and

(m)	such other Liens set forth in Section 1.1. of the Disclosure Letter;

"Person" includes an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning;

"Property" has the meaning ascribed thereto in Section (q) of Part II of Schedule B;

"RBC Capital Markets" means RBC Dominion Securities Inc., a member of RBC Capital Markets;

"Regulatory Laws" means the Competition Act and the Investment Canada Act;

"Representatives" means, collectively, in respect of a Person: (i) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement; and (ii) the Person's Affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

"Reserves Report" means the report on reserves data prepared by GLJ Petroleum Consultants Ltd. on Compton's natural gas and oil properties in Canada dated February 13, 2012 and effective as at December 31, 2011;

"Response Period" has the meaning ascribed thereto in Section 5.2(a)(iii);

"Returns" means all reports, declarations, forms, elections, information statements and returns (whether in tangible, electronic or other form) relating to, or required to be filed or prepared in connection with any Taxes, including any amendments, schedules, attachments, supplements, appendices and exhibits thereto;

"RSU Plan" means Compton's amended and restated restricted share unit plan at its annual and special meeting of Shareholders held on May 10, 2012;

"RSUs" means the restricted share units of Compton issued under the RSU Plan;

"Securities Act" means the Securities Act (Alberta) and the rules, regulations and published policies promulgated thereunder;

"Securities Authorities" means the TSX and the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and the United States;

"Securities Laws" means the Securities Act, the 1933 Act and the 1934 Act (together with applicable blue sky or securities legislation of the states of the United States), together with all other securities Laws, rules and regulations and published policies of the Securities Authorities in each case as now in effect and as they may be promulgated or amended from time to time;

"SEDAR" means the System for Electronic Document Analysis and Retrieval;

"Shareholder Locked-Up Parties" means TOP I CP Holdco, LLC, TOP III CP Holdco, LLC, M.H. Davidson & Co., Davidson Kempner International Ltd., Davidson Kempner Distressed Opportunities Fund LP, Davidson Kempner Partners, Davidson Kempner Institutional Partners LP, Davidson Kempner Distressed Opportunities International Ltd., certain advisory clients of Monarch Alternative Capital LP, Barclays Bank plc, Cetus Capital, LLC, Cetus Capital II, LLC and Littlejohn Opportunities Master Fund LP and any Affiliate or associate (as defined in the Securities Act) of such Shareholder Locked-Up Parties;

"Shareholder Lock-Up Agreement" means each of the lock-up agreements to be entered into between the Offeror and the Shareholder Locked-Up Parties on terms satisfactory to the Offeror;

"Shareholders" means the registered holders of the outstanding Common Shares from time to time;

"Special Warrant Agreement" means the special warrant agreement entered into the date hereof between the Parties, which special warrant agreement sets forth the terms and conditions of the Financing;

"Special Warrants" means 6,548,498 special warrants of Compton, as more particularly described in the Special Warrant Agreement;

"subsidiary" has the meaning ascribed thereto in National Instrument 45-106 - Prospectus and Registration Exemptions, provided that, in the case of Compton, the Mazeppa Partnership shall be deemed to be a subsidiary of Compton;

"Subsequent Acquisition Transaction" means any proposed arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or similar transaction involving Compton and the Offeror or an Affiliate of the Offeror to be completed after completion of the Offer, which, if successfully completed, will result in the Offeror owning, directly or indirectly, all of the Common Shares and/or all of the assets of Compton and provides for consideration per Common Share that is at least equal in value to, and is in the same form as, the consideration per Common Share offered under the Offer which, for greater certainty, excludes a Compulsory Acquisition;

"Superior Proposal" means an unsolicited bona fide written Acquisition Proposal that:

(a)	did not result from a breach of Section 5.1 of this Agreement by Compton or its Representatives;

(b)	relates to the acquisition of all of the Common Shares (other than the Common Shares owned by the Person making the Acquisition Proposal together with its Affiliates) or to the acquisition of, or a plan of arrangement, merger, business combination or similar transaction involving, all or substantially all of the consolidated assets of Compton and its subsidiaries;

(c)	is reasonably likely to be completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the party making the same;

(d)	is not subject to any financing condition and which the Board of Directors in consultation with its financial advisors and outside legal counsel has determined in good faith is either fully funded or is subject to adequate arrangements which have been made to ensure that the required funds will be available to effect payment in full for all of the Common Shares or assets, as applicable, to be acquired pursuant thereto;

(e)	is not subject to a due diligence and/or access condition;

(f)	in respect of which the Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that:

(i) failure to recommend such Acquisition Proposal to the Compton Securityholders would be inconsistent with its fiduciary duties under applicable Law; and

(ii) having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the Compton Securityholders from a financial point of view than the Offer (or any amended Offer proposed by the Offeror pursuant to Section 5.2(b) hereof);

"Tax Act" means the Income Tax Act (Canada);

"Taxes" means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profit taxes (including federal, provincial, state, local and territorial income taxes), payroll and employee withholding taxes, employment taxes (including health), unemployment/employment insurance, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, license taxes, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation assessments and premiums, and government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Compton or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable for another Person's Taxes as a transferee or successor, by Contract or otherwise;

"Termination Fee" has the meaning ascribed thereto in Section 5.3(a);

"Termination Fee Event" has the meaning ascribed thereto in Section 5.3(b);

"Transaction Date" means the earlier of: (i) the termination of this Agreement in accordance with its terms; and (ii) the appointment or election to the Board of Directors of Compton of Persons designated by the Offeror who represent a majority of the directors of Compton; and

"TSX" means the Toronto Stock Exchange.

1.2 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.3 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement with respect to Compton shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature with respect to Compton required to be made shall be made in a manner consistent with Canadian GAAP and past practice.

1.4 Knowledge

In this Agreement, references to "the knowledge of Compton" or similar phrases means the actual knowledge, after due inquiry, of the following Persons, in their capacities with Compton as indicated: Dr. Edward Bogle, President and Chief Executive Officer, and C.W. Leigh Cassidy, Vice-President Finance and Chief Financial Officer.

1.5 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

          Schedule A - Conditions of the Offer

          Schedule B - Representations and Warranties

ARTICLE 2
THE OFFER

2.1 The Offer

(a)	The Offeror shall promptly announce publicly the Offeror's intention to make an offer (the "Offer") and the Offeror shall make, subject to the terms and conditions hereof, a take-over bid for all outstanding Common Shares, including Common Shares issued after the date of the Offer and prior to the Expiry Time on the exercise of any Options prior to the Expiry Time, but excluding Common Shares owned by or on behalf of the Offeror or its Affiliates, for consideration per Common Share equal to $1.25 cash (the "Offer Price")

(b)	The Offer shall be made in accordance with this Agreement and applicable Securities Laws and be subject only to the conditions (the "Conditions of the Offer") set forth in Schedule A hereto.

(c)	The Offeror, at its sole expense, shall prepare the Offer and accompanying take-over bid circular (collectively, the "Bid Circular") and related letter of transmittal and notice(s) of guaranteed delivery and other ancillary offer documents and instruments (collectively with the Bid Circular, the "Offer Documents") in both the English and French languages to the extent required by Law, and in compliance with applicable Securities Laws. The Offeror shall mail the Offer Documents in accordance with applicable Securities Laws to each Compton Securityholder named on the lists provided by Compton to the Offeror referred to in Section 2.5(c), as soon as reasonably practicable after the date of this Agreement and, subject to Section 2.1(f) and Section 2.1(g), in any event not later than 11:59 p.m. (Vancouver time) on the date that is 4 days from the date of this Agreement (the "Latest Mailing Time").

(d)	The Offer shall be open for acceptance until the later of: (i) 5:00 p.m. (Vancouver time) on the first Business Day that falls after the day that is 35 days from the Mailing Date, subject to the right of the Offeror in its sole discretion to extend from time to time the period during which Common Shares may be deposited under the Offer if the conditions set forth in Schedule A are not satisfied on the Expiry Date of the Offer, as it may be extended; and (ii) if either of conditions (b) or (c) of the Conditions of the Offer have not been satisfied or waived by the Offeror within the period set forth in (i) above, the earlier of (A) the Outside Date; or (B) the time such conditions have been satisfied or waived by the Offeror (the time at which the Offer expires, as it may be extended from time to time in accordance with this Agreement, being referred to as the "Expiry Time").

(e)	Compton will, in a timely manner, furnish the Offeror with all such information regarding Compton and its Affiliates as is reasonably requested by the Offeror or otherwise required to be included in the Bid Circular under applicable Securities Laws or in any other filings required to be made by the Offeror under applicable Laws in connection with the Contemplated Transactions. Compton and its advisors shall be given a reasonable opportunity to review and provide comments on the Offer Documents prior to their printing and reasonable consideration shall be given to any comments made by Compton and its advisors.

(f)	If the mailing of the Bid Circular is delayed by reason of:

	(i)	an injunction or order made by a Governmental Entity, then the Latest Mailing Time shall be extended for a period ending on the third Business Day following the date on which such injunction or order ceases to be in effect; or

	(ii)	Compton not having provided to the Offeror:

		(A)	such assistance in the preparation of the Bid Circular as may be reasonably requested by the Offeror, including providing such information pertaining to Compton and its Affiliates as may be reasonably necessary to complete the Bid Circular, in order that the Bid Circular complies in all material respects with applicable Securities Laws;

		(B)	the Directors' Circular in accordance with Section 2.3(b)(i) (unless the Directors' Circular has not been provided due to a breach by the Offeror of its covenant contained in Section 2.3(c)); or

		(C)	the lists referred to in Section 2.5(c),

the Latest Mailing Time shall be extended for a period ending at 11:59 p.m. (Vancouver time) on the third Business Day following the date on which Compton supplies such necessary documents, information, lists or other assistance.

(g)	Without limiting anything in Section 2.1(f), the Latest Mailing Time may, at the sole option of the Offeror, be extended if an Acquisition Proposal shall have been:

	(i)	publicly announced by any Person other than the Offeror, unless since such Acquisition Proposal was announced, the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal and the reasons therefor and publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly reaffirmed its recommendation in favour of the Offer; or

	(ii)	privately submitted to Compton or the Board of Directors or any committee or member thereof, or the financial advisors to the Board of Directors, unless the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal and the reasons therefor;

in which case the Latest Mailing Time shall be extended until the Board of Directors has publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly reaffirmed its recommendation in favour of the Offer, in the case of (i) above or the Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal, in the case of (ii) above.

(h)	Compton acknowledges and agrees that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer and transfer or assign to one or more of its Affiliates the right to purchase all or any portion of the Common Shares deposited pursuant to the Offer; provided, however, that the Offeror shall not, without the prior written consent of Compton:

	(i)	increase the Minimum Deposit Condition or decrease that condition to less than 50% of the outstanding Common Shares plus one (including any Common Shares acquired by the Offeror or its Affiliates as permitted under applicable Laws or issued or issuable to the Offeror or its Affiliates pursuant to the Special Warrants);

	(ii)	decrease the consideration for each Common Share under the Offer;

	(iii)	decrease the number of Common Shares in respect of which the Offer is made;

	(iv)	change the form of consideration payable under the Offer (other than to add additional consideration, which additional consideration may be in the form of cash and/or securities of the Offeror); or

	(v)	add any condition to the Offer not set forth in Schedule A hereto or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse in any way to the Compton Securityholders; provided that, for certainty, the Offeror may, in its sole discretion, increase the total consideration per Common Share and/or add additional consideration to the Offer, which additional consideration may be in the form of cash and/or securities of the Offeror.

(i)	The Offeror agrees that, provided all of the Conditions to the Offer set forth in Schedule A, have been satisfied or waived prior to the Expiry Time, the Offeror shall take up and pay for all of the Common Shares validly deposited under the Offer as soon as reasonably possible and in any event not later than three Business Days after it becomes obligated by the terms of the Offer to take up such Common Shares deposited under the Offer (the "Effective Time").

2.2 Conditions to Making of the Offer

(a)	The obligation of the Offeror to make the Offer pursuant to Section 2.1 shall be subject to the following conditions having been satisfied or waived by the Offeror, in its sole discretion:

	(i)	this Agreement shall not have been terminated pursuant to Section 8.1;

	(ii)	the Shareholder Locked-Up Parties shall have entered into the Shareholder Lock-Up Agreements and the Common Shares subject to such agreements shall represent not less than 54% of the outstanding Common Shares and such agreements shall remain in full force and effect and the Shareholder Locked-Up Parties shall not be in breach of their obligations thereunder;

	(iii)	Compton shall have complied in all material respects with all of its covenants in this Agreement to be complied with prior to the making of such Offer;

	(iv)	each of the representations and warranties of Compton provided herein (a) that are qualified by a reference to Material Adverse Effect or materiality shall be true and correct at the date the Offer is made (except to the extent such representations and warranties speak as of an earlier date, which shall be true and correct as of such date) and (b) that are not qualified by a reference to Material Adverse Effect or to materiality shall be true and correct in all material respects at the date the Offer is made (except to the extent such representations and warranties speak as of an earlier date, which shall be true and correct as of such date);

	(v)	Compton shall have delivered the Director's Circular to the Offeror in sufficient quantities to permit delivery to the Compton Securityholders with the Offer Documents, which circular shall contain, with no director objecting, dissenting or abstaining, the determination of the Board of Directors that the Offer is in the best interests of Compton and the recommendation of the Board of Directors that Shareholders accept the Offer;

	(vi)	the Offeror shall have received all waivers, rulings or orders necessary from all applicable Governmental Entities for the Offeror to make the Offer and to mail the Offer Documents to the Compton Securityholders;

	(vii)	no Material Adverse Effect shall have occurred that was not disclosed to the Offeror or publicly disclosed in the Compton Disclosure Record prior to the date of this Agreement, and no other change or event shall have occurred or fact or circumstance shall exist which would make it impossible or impracticable to satisfy one or more of the conditions of the Offer set forth in Schedule A;

	(viii)	no cease trade order, injunction or other prohibition at Law shall exist and no Law shall have been proposed, enacted, promulgated or applied, which in either case, would reasonably be expected to impose material limitations or conditions on, restrict, cease trade, prohibit or frustrate, any of the Contemplated Transactions; the Offeror shall have received, not more than seven hours before the time of mailing of the Offer Documents, a certificate of Compton, signed by two senior officers (without personal liability), satisfactory to the Offeror, acting reasonably, certifying after reasonable enquiry that the conditions in paragraphs (iii), (iv) and (vii) have been satisfied; and

	(ix)	Compton shall have received the Bank Facility Extension.

(b)	The conditions in Section 2.2(a) are for the sole benefit of the Offeror and may be waived by it in its sole discretion in whole or in part. Such conditions shall be deemed to be satisfied or waived upon the mailing of the Offer Documents.

2.3 Board of Directors' Recommendation

(a)	Compton hereby represents and warrants, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that as of the date of this Agreement:

	(i)	the Board of Directors has unanimously determined, after consultation with its financial and legal advisors, that the consideration to be offered for the Common Shares pursuant to the Offer is fair to all Shareholders, that it would be in the best interests of Compton to support and facilitate the Offer and enter into this Agreement and recommend that Shareholders deposit their Common Shares to the Offer; and

	(ii)	the directors and officers of Compton (and the Affiliates and "associates" (as such term is defined in the Securities Act) of such directors and officers) have advised Compton that, at the date hereof, they intend to deposit their Common Shares to the Offer and will so represent in the Director's Circular and consent to the press release referred to in Section 2.3(b)(iii).

(b)	Compton shall:

	(i)	as soon as reasonably practicable, at Compton's sole expense, prepare, and its Board of Directors shall, approve in final form and print for distribution to the Compton Securityholders, a directors' circular (the "Directors' Circular"), in both the English and French languages prepared in accordance with applicable Securities Laws and setting forth (among other things) the determinations and recommendations referred to in Section 2.3(a)(i) and the intentions of the directors and officers referred to in Section 2.3(a)(ii);

	(ii)	deliver to the depositary of the Offer, at its designated offices (or as the Offeror may otherwise direct in writing) as soon as reasonably practicable after the date of the Agreement and, subject to Section 2.1(f) and Section 2.1(g), in any event not later than 11:59 p.m. (local time of depositary's designated offices) on the day preceding the date of the Latest Mailing Time or such earlier date required by the depositary of the Offer for mailing with the Offer Documents, a sufficient quantity of commercial copies of the Directors' Circular; and

	(iii)	issue a press release on the date of mailing of the Offer by the Offeror reconfirming its recommendation that Shareholders deposit all of their Common Shares to the Offer, which shall include reference to the recommendations of the Board of Directors and the intentions of the directors and officers as indicated in Section 2.3(a)(ii).

(c)	The Offeror will, in a timely manner, furnish Compton with all such information regarding the Offeror and its Affiliates and the Contemplated Transactions as is reasonably requested by Compton or otherwise required to be included in the Directors' Circular under applicable Securities Laws or in any other filings required to be made by Compton under applicable Laws in connection with the Contemplated Transactions. The Offeror and its advisors shall be given a reasonable opportunity to review and provide comments on the Directors' Circular and press release to be issued pursuant to Section 2.3(b)(iii) prior to printing, and issuance, as applicable, and reasonable consideration shall be given to any comments made by the Offeror and its advisors.

2.4 Compton Stock Option Plan

Except to the extent specifically contemplated in this Agreement, Compton shall not amend Compton's Stock Option Plan, or make any additional grants or modify any existing grants under any of such plans, without the prior approval of the Offeror.

2.5 Offer Documents

(a)	Within the time periods required by Securities Laws, the Offeror shall file or cause to be filed with the appropriate Securities Authorities the Offer Documents.

(b)	The Offer Documents when filed with such Securities Authorities and when mailed to each of the Compton Securityholders named on the lists provided by Compton to the Offeror referred to in Section 2.5(c), shall contain (or shall be amended in a timely manner to contain) all information that is required to be included therein in accordance with all applicable Securities Laws and any other applicable Laws in all material respects.

(c)	Compton agrees to provide such assistance as the Offeror or its Representatives may reasonably request in connection with communicating the Offer and any amendments and supplements thereto to Compton Securityholders and to such other Persons as are entitled to receive the Offer in accordance with Securities Laws, including delivering to the Offeror:

	(i)	promptly and in any case within two (2) Business Days following the execution and delivery of this Agreement, lists of all registered Compton Securityholders, showing the name and address of each holder and the number of Common Shares and Options (including the exercise price thereof) held by each such holder, all as shown on the records of Compton as of a date that is not more than two (2) Business Days prior to the date of delivery of such basic lists; and

	(ii)	from time to time, at the request of the Offeror, acting reasonably, supplemental lists setting out any changes from the basic lists referred to in Section (i) above in the names or addresses of registered Compton Securityholders or holdings of such Compton Securityholders held by each such Compton Securityholder (together with available participants lists).

2.6 Compulsory Acquisition/Subsequent Acquisition Transaction

(a)	If, during the Offer or within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the Common Shares (other than Common Shares currently held by or on behalf of the Offeror or its Affiliates or "associates" (as such term is defined in the Securities Act)), the Offeror may, to the extent the Offeror determines it is more beneficial than a Subsequent Acquisition Transaction, pursue and use its commercially reasonable efforts to complete a Compulsory Acquisition as soon as practicable to acquire the remainder of the Common Shares not tendered to the Offer for consideration at least equal to the amount paid per Common Share under the Offer.

(b)	If a Compulsory Acquisition is not available to the Offeror or is determined by the Offeror to be less beneficial than a Subsequent Acquisition Transaction, but the Minimum Deposit Condition has been satisfied, the Offeror shall use its commercially reasonable efforts to complete a Subsequent Acquisition Transaction as soon as practicable but in any event within a period not exceeding 120 days after the date of completion of the Offer for consideration at least equal to the amount paid per Common Share under the Offer, provided that, prior to proceeding with such Subsequent Acquisition Transaction, the Offeror may elect to proceed with two successive extensions of its Offer, each for a period of 10 days.

(c)	Compton agrees with the Offeror that in the event the Offeror takes up and pays for Common Shares under the Offer it will use commercially reasonable efforts to assist the Offeror in completing any Compulsory Acquisition or Subsequent Acquisition Transaction, provided that the consideration per Common Share offered in connection with the Compulsory Acquisition or Subsequent Acquisition Transaction includes a cash component that is at least equal to the cash paid per Common Share under the Offer.

2.7 Directors

Compton acknowledges that, immediately upon the take-up and payment by the Offeror of Common Shares pursuant to the Offer which, combined with any Common Shares acquired by the Offeror or its Affiliates pursuant to the Special Warrants or pursuant to market purchases permitted by applicable Laws, equate to 50% of the outstanding Common Shares plus one, the Offeror shall be entitled to designate a number of directors of the Board of Directors, and any members of committees thereof, determined on a pro rata basis based on the proportion of the Common Shares on a Fully-Diluted Basis then held or controlled by the Offeror and its Affiliates (together with the Common Shares and Special Warrants held by the Offeror and its Affiliates), such number of directors or members of committees rounded up to the nearest whole number. Compton shall not frustrate the attempts of the Offeror to do so and covenants to co-operate with the Offeror, subject to applicable Law, to enable the designees of the Offeror to be elected or appointed to the Board of Directors, and any committees thereof and to constitute the applicable percentage of directors or members of committees, including, without limitation, at the request of the Offeror, by using its reasonable commercial efforts to increase the size of the Board of Directors and reasonable commercial efforts to secure the resignations of such directors as the Offeror may request. Compton shall release, and shall use commercially reasonable efforts to obtain a release from, all directors and officers who are asked to resign or are terminated in connection with the Contemplated Transactions.

2.8 Registrar and Transfer Agent

Provided this Agreement has not been terminated, Compton agrees to permit the registrar and transfer agent for Compton to act as depositary in connection with the Offer and instruct such party to furnish to the Offeror (and such Persons as it may designate) such information and provide to the Offeror (and such Persons as it may designate) such other assistance as it may request, at such times as it may request, in connection with the implementation and completion of the Contemplated Transactions, including information as to the number of Common Shares that have been deposited (and not withdrawn) under the Offer.

2.9 Information Agent and Dealer Manager

The Offeror may, if it decides to do so and at its own cost, appoint an information agent, solicitation agent and/or a dealer manager in connection with the Offer to solicit acceptances of the Offer. Any dealer manager may form a soliciting dealer group comprised of members of the Investment Industry Regulatory Organization of Canada and of the stock exchanges in Canada to solicit acceptances of the Offer in Canada and elsewhere. Compton will cooperate with any information agent, solicitation agent and/or dealer manager so appointed, including using commercially reasonable efforts to promptly provide any information requested by the information agent, solicitation agent and/or dealer manager, acting reasonably.

2.10 DSUs and RSUs

Compton will take all necessary steps under the DSU Plan and the RSU Plan and make all amendments to such plans as are necessary to cause all DSUs and RSUs to be cancelled or paid out by Compton to participants under the DSU Plan and RSU Plan at a price determined in accordance with such plans and shall cancel the DSU Plan and the RSU Plan effective as of the Expiry Time, the whole conditional upon, and immediately prior to, the take-up of the Common Shares by the Offeror.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of the Offeror

The Offeror hereby represents and warrants the matters set forth in Part I of Schedule B hereto, and acknowledges that Compton is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2 Representations and Warranties of Compton

Compton hereby represents and warrants the matters set forth in Part II of Schedule B hereto, and acknowledges that the Offeror is relying on such representations and warranties in connection with the entering into of this Agreement.

ARTICLE 4
CONDUCT OF BUSINESS

4.1 Covenants of Compton Regarding the Conduct of Business

Compton covenants and agrees that, during the period from the date of this Agreement until the Transaction Date, except as otherwise expressly contemplated or permitted by this Agreement or the Disclosure Letter or to the extent otherwise expressly consented to by the Offeror in writing (which consent shall not be unreasonably withheld or delayed), Compton shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice and in compliance with all applicable Laws, and use all commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships. Without limiting the generality of the foregoing, from the date of this Agreement until the Transaction Date, except as otherwise expressly contemplated or permitted by this Agreement or the Disclosure Letter, Compton shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of the Offeror (such consent not to be unreasonably withheld or delayed):

(a)	except pursuant to the Bigoray Agreement, take any action except in the ordinary course of business consistent with past practice;

(b)	(i) amend its or its subsidiaries’ articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Compton or any of its subsidiaries or provide any consent, waiver or approval to any Person in which Compton or any of its subsidiaries has a voting or equity interest in respect of such actions; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Compton or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Compton or its subsidiaries, other than the issuance of Common Shares pursuant to the terms of the Special Warrants or the outstanding Options nor provide any consent, waiver or approval to any Person in which Compton or any of its subsidiaries has a voting or equity interest in respect of such actions; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Compton or any of its subsidiaries; (v) amend the terms of any of its securities or provide any consent, waiver or approval in respect of such amendments to the terms of any securities of any Person in which Compton or any of its subsidiaries has a voting or equity interest; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Compton or any of its subsidiaries or provide any consent, waiver or approval to any Person in which Compton or any of its subsidiaries has a voting or equity interest in respect of such actions; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with Canadian GAAP; (ix) declare, set aside or pay a dividend, return capital or otherwise make a distribution (whether in cash, shares or property) on any of its outstanding securities; or (ix) enter into any agreement with respect to any of the foregoing;

(c)	notwithstanding anything to the contrary herein (i) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets (excluding for greater certainty any inventory purchased in the ordinary course of business consistent with past practice), securities, properties, interests in any business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital or property transfer; (ii) other than pursuant to the Bank Facility, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or, make any loans, capital contributions, investments or advances except to wholly-owned subsidiaries or in the ordinary course of business; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(d)	except in the ordinary course of business consistent with past practice or pursuant to the Bigoray Agreements: (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer (including by way of joint venture) any assets, securities, properties, interests or businesses of Compton or any of its subsidiaries; (ii) pay, discharge or satisfy any material liabilities or obligations or repay any indebtedness for borrowed money prior to its maturity; or (iii) authorize or propose any of the foregoing or enter into any agreement to do any of the foregoing;

(e)	other than as is necessary to comply with existing Contracts to which Compton or any of its subsidiaries is a party, or as is necessary to comply with applicable Laws (in which case written notice shall be provided by Compton to the Offeror of the proposed actions) or as expressly permitted by this Agreement: (i) grant to any officer, employee, consultant or director of Compton or any of its subsidiaries an increase in compensation in any form, or grant any general salary or fee increase; (ii) make any loan to any director, officer, employee or consultant of Compton or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, bonus or termination payment to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend any such existing agreement) with, or terminate employment (except for just cause or serious reason) of any director or officer of Compton; (iv) increase any benefits payable under any existing severance or termination pay policies or employment or services agreements, or adopt or materially amend any Employee Plan; (v) increase bonus levels or other benefits payable to any director, officer, employee or consultant of Compton or any of its subsidiaries; or (vi) provide for accelerated vesting, removal of restrictions, determination of the issuance of stock in lieu of cash, or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time except in connection with a Superior Proposal;

(f)	except as disclosed in Section 4.1(f) of the Disclosure Letter, settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any material action, claim or proceeding brought against Compton and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the Offer or the Contemplated Transactions;

(g)	expend or commit to expend any amounts with respect to capital expenditures except in the ordinary course of business consistent with budgets presented to the Offeror in writing prior to the date hereof or as otherwise contemplated in this Section 4.1;

(h)	enter into any agreement that if entered into prior to the date hereof would be a Material Contract other than Contracts entered into in the ordinary course of business consistent with past practice and on terms not materially less advantageous to Compton or any of its subsidiaries than terms generally provided for in similar agreements to which Compton or any of its subsidiaries is a party, provided that any such agreement does not require payments to be made by Compton or a subsidiary in the aggregate amount of more than $500,000 per year and does not have a term to maturity of more than 12 months which cannot be terminated earlier without penalty upon notice from Compton or its subsidiaries; (ii) modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights thereto except for the renewal of such Material Contract in the ordinary course of business and on terms not materially less advantageous to Compton or its subsidiaries than the agreement being renewed; or (iii) enter into or modify any existing Contract or series of related existing Contracts resulting in a new Contract or series of related new Contracts or enter into any modifications to an existing Contract or series of related existing Contracts, in either case outside of the ordinary course of business, provided that any such Contract does not require payments to be made by Compton or a subsidiary in the aggregate amount of more than $500,000 per year and does not have a term to maturity of more than 12 months which cannot be terminated earlier without penalty upon notice from Compton or its subsidiaries;

(i)	take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable efforts any pending applications to any Governmental Entities for material Permits;

(j)	take any action or fail to take any action that is intended to, or could reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of the Offeror to complete the Offer or the Contemplated Transactions;

(k)	except as specifically permitted by this Agreement, enter into any Contracts or other transactions with any officer or director of Compton, or any Person who owns 10% or more of the outstanding Common Shares except in connection with a Superior Proposal in accordance with and pursuant to the terms of Section 5.2(a) hereof; or

(l)	agree, propose, resolve or commit to do or make any public announcement in respect of any of the foregoing.

Compton shall immediately notify the Offeror in writing of: (i) any circumstance or development that, to the knowledge of Compton, is or could reasonably be expected to constitute a Material Adverse Effect; and (ii) any of its representations and warranties provided herein being inaccurate, incorrect or misleading. Notwithstanding this Article 4, and for greater certainty, the Offeror shall not control or materially influence Compton until the Effective Time.

4.2 Bigoray Agreement

Compton covenants to and agrees with the Offeror that, from the date hereof and until the Effective Time, to use its commercially reasonable efforts to complete the transaction contemplated under the Bigoray Agreement on the terms set forth in the Bigoray Agreement and Compton shall not terminate or materially amend the terms of the Bigoray Agreement or waive any of its material rights thereunder without the express written consent of the Offeror, such consent not to be unreasonably withheld. Compton further covenants and agrees to utilize the net proceeds from the sale contemplated under the Bigoray Agreement to immediately reduce debt under the Bank Facility.

ARTICLE 5
COVENANTS OF COMPTON

5.1 Non-Solicitation

(a)	Except as otherwise expressly provided in this Article 5, Compton shall not directly or indirectly through any of its Representatives or otherwise:

	(i)	make, solicit, assist, initiate, encourage, promote or otherwise facilitate (including by way of furnishing information, permitting any visit to any facilities or properties of Compton or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise co-operate in any way with, or assist with or participate in any way in any effort or attempt by any Person to make an Acquisition Proposal;

	(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal;

	(iii)	withdraw, modify or qualify (or propose to do so) in a manner adverse to the Offeror, the approval or recommendation of the Board of Directors or any committee thereof of the Offer or this Agreement;

	(iv)	approve, recommend or remain neutral or propose publicly to approve. recommend or remain neutral to any Acquisition Proposal, or

	(v)	accept, recommend (or remain neutral), approve or enter into (or propose to do so) any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person in the event that Compton completes the transactions contemplated in this Agreement or any other transaction with the Offeror or any of its Affiliates agreed to prior to any termination of this Agreement, whether formal or informal.

(b)	Compton shall, and shall cause its Representatives to, immediately terminate any existing solicitation, assistance, discussions, negotiations or process with any Persons (other than the Offeror, its Affiliates or its Representatives) with respect to any proposal that constitutes, or which could reasonably be expected to lead to, an Acquisition Proposal, whether or not initiated by Compton and request the return or destruction of all such confidential information provided and will discontinue access to any data rooms (virtual or otherwise) in connection therewith. Compton shall not amend, modify or waive, but shall enforce any of the enforceable standstill, confidentiality and non-solicitation provisions of the confidentiality agreements entered into by Compton with other Persons relating to a potential Acquisition Proposal.

(c)	Compton shall, as soon as practicable and in any event within 24 hours following receipt thereof, notify the Offeror, at first orally and then in writing, of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Compton or for access to properties, books and records or a list of the Compton Securityholders or any amendments to the foregoing. Such notice shall include the terms and conditions of, and the identity of the Person making, any inquiry, proposal or offer (including any amendment thereto), and shall include, in the case of a proposal or offer, full and complete copies of any such written proposal or offer or any amendment to any of the foregoing. Compton shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and will respond promptly to all inquiries by the Offeror with respect thereto.

(d)	Notwithstanding Section 5.1(a) or any provision of this Agreement to the contrary, if after the date of this Agreement, Compton receives from any Person an unsolicited bona fide written request for material non-public information in relation to a potential Acquisition Proposal and which proposes a bona fide Acquisition Proposal (that was not solicited, encouraged or facilitated on or after the date hereof in contravention of Section 5.1(a)), and (i) the Board of Directors determines in good faith consultation with its financial and legal advisors, that such Acquisition Proposal is, or would reasonably be expected to lead to, a Superior Proposal and (ii) the failure to provide the Person making such Acquisition Proposal with access to such information regarding Compton would be inconsistent with the fiduciary duties of the Board of Directors, then, and only then, Compton may provide such Person with access to information regarding Compton, subject to the execution of a confidentiality agreement which shall contain "standstill provisions", provided however that Compton shall send a copy of any such confidentiality and standstill agreement, which is customary in such situations, to the Offeror promptly upon its execution and shall provide the Offeror with a list of or copies of the information provided to such Person and immediately provide the Offeror with access to similar information to which such Person was provided.

(e)	Compton shall ensure that its Representatives are aware of the provisions of this Section 5.1 and Compton shall be responsible for any breach of this Section 5.1 by such Representatives.

5.2 Right to Match

(a)	Subject to Section 5.2(b), Compton agrees that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 5.1(d)) and/or withdraw, modify or qualify its approval or recommendation of the Offer in any manner adverse to the Offeror and recommend or approve the Acquisition Proposal, unless and until:

	(i)	the Board of Directors determines that the Acquisition Proposal constitutes a Superior Proposal; provided that, for solely this purpose, Compton's advisors may contact the Person making the Acquisition Proposal solely to clarify the terms and conditions of such Acquisition Proposal;

	(ii)	Compton has complied with its obligations under all other provisions of this Article 5 including providing the Offeror with a full and complete copy of the Acquisition Proposal;

	(iii)	a period (the "Response Period") of three (3) Business Days shall have elapsed from the later of (A) the date on which the Offeror received written notice from Compton that the Board of Directors determined, subject only to compliance with this Section 5.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal and (B) the date the Offeror received a full and complete copy of such Acquisition Proposal;

	(iv)	after the Response Period, the Board of Directors determines in good faith, after consultation with its financial and legal advisors, that such Acquisition Proposal, after due consideration of any amendments to the Offer proposed by the Offeror pursuant to Section 5.2(b) hereof, continues to constitute a Superior Proposal; and

	(v)	Compton concurrently terminates this Agreement pursuant to Section 8.1(e) and has paid or concurrently pays to the Offeror the Termination Fee pursuant to Section 5.3(a).

(b)	During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend in writing the terms of this Agreement and the Offer. Compton agrees that, if requested by the Offeror, it will negotiate with the Offeror in good faith to amend the terms of this Agreement and the Offer. The Board of Directors will review any such written amendment to determine, in good faith in the exercise of its fiduciary duties, whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Offer as it is proposed by the Offeror to be amended. If the Board of Directors does not so determine, the Board of Directors will cause Compton to enter into an amendment to this Agreement reflecting the proposal by the Offeror to amend the terms of the Offer and upon the execution by the Parties of such amendment will reaffirm its recommendation of the Offer, as so amended.

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders shall constitute a new Acquisition Proposal for the purposes of this Section 5.2 and the Offeror shall be afforded a new Response Period in respect of each such Acquisition Proposal.

5.3 Termination Fee

(a)	If a Termination Fee Event (as defined below) occurs, Compton shall pay to the Offeror by wire transfer in immediately available funds to an account specified by the Offeror an amount (the "Termination Fee") equal to $4,000,000;

(b)	"Termination Fee Event" means:

	(i)	This Agreement is terminated by the Offeror pursuant to any of (A) Section 8.1(b), (B) Sections 8.1(d), or (C) Section 8.1(i), in which case the Termination Fee shall be paid within one (1) Business Day after this Agreement is terminated;

	(ii)	This Agreement is terminated by Compton pursuant to Section 8.1(e), in which case Compton shall pay the Offeror the Termination Fee concurrently with the earliest of accepting, recommending or approving or entering into of any definitive agreement relating to, a Superior Proposal; or

	(iii)	If, prior to the Expiry Time: (A) an Acquisition Proposal is or has been publicly announced or any Person has publicly announced an intention to make an Acquisition Proposal; (B) the Offer is not completed as a result of the Minimum Deposit Condition not having been met; and (C) within twelve months from the date of this Agreement, either (1) any Common Shares are acquired under such Acquisition Proposal or another Acquisition Proposal; or (2) the Board of Directors approves or recommends an Acquisition Proposal or Compton enters into a definitive agreement with respect to an Acquisition Proposal, then, in each case, the Termination Fee shall be paid to the Offeror on the earlier of the date the Common Shares are acquired and the date the Acquisition Proposal is approved or recommended or entered into or agreed to.

(c)	For greater certainty, Compton shall not be obligated to pay more than one Termination Fee under this Section 5.3 if one or more of the Termination Fee Events specified in Section 5.3(b) occurs.

5.4 Liquidated Damages: Exclusive Remedy

Each Party acknowledges that payment of the Termination Fee represents payment of liquidated damages which are a genuine pre-estimate of the damages the Offeror will suffer or incur as a result of the event giving rise to such payment and, the resultant termination of this Agreement and is not a penalty. Compton irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Each Party agrees that, upon any termination of this Agreement under circumstances where a Termination Fee is payable under Section 5.3, and such fee is paid in full, the Offeror shall be precluded from any other remedy against Compton in respect thereof, whether under any provision of this Agreement, at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Compton or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby.

5.5 Injunctive Relief

(a)	Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)	The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by Compton, on the one hand, or the Offeror, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Compton, on the one hand, and the Offeror on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement without any requirement to post a "bond" or other form of security.

(c)	The Parties hereto further agree that (x) by seeking the remedies provided for in this Section 5.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 5.5 are not available or otherwise are not granted, and (y) nothing set forth in this Section 5.5 shall require any Party hereto to institute any proceeding for (or limit any Party's right to institute any proceeding for) specific performance under this Section 5.5 prior or as a condition to exercising any termination right under Article 8 (and pursuing damages after such termination), nor shall the commencement of any legal proceeding restrict or limit any Party's right to terminate this Agreement in accordance with the terms of Article 8 or pursue any other remedies under this Agreement that may be available then or thereafter.

ARTICLE 6
COVENANTS OF THE OFFEROR

6.1 Directors' and Officers' Insurance and Indemnification

(a)

Compton may purchase, prior to or following the Effective Time, pre-paid non-cancellable run-off directors' and officers' liability insurance providing such coverage for such individuals on terms comparable in all material respects to those contained in the current insurance policies. In the event that Compton does not purchase the foregoing insurance, the Offeror agrees that for the period from the Effective Time until six years after the Effective Time, the Offeror will cause Compton and its subsidiaries (or any successors thereof) to maintain the current directors' and officers' insurance policies or policies reasonably equivalent thereto; provided that, without detracting from the foregoing, the insurance shall contain terms and conditions taken as a whole no less advantageous in any material respect to the directors and officers of Compton and its subsidiaries than those contained in the policies in effect on the date hereof, for all directors and officers of Compton and its subsidiaries at the Effective Time and former directors and officers of Compton and its subsidiaries, covering claims made prior to or within six years after the Expiry Time; and provided, further, that neither Compton nor the Offeror shall be required, in order to maintain such directors' and officers' insurance policy, to pay an annual premium in excess of 150% of the annual cost (the "Current Premia") of the existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 150% of the Current Premia, Compton and the Offeror shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 150% of the Current Premia.

(b)	From and after the Effective Time, the Offeror shall cause Compton and its subsidiaries (or any successors thereof) jointly and severally to indemnify the directors and officers of Compton and its subsidiaries, to the fullest extent to which the Offeror and Compton are permitted to indemnify them under their respective constating documents, the currently existing indemnification agreements between Compton and its directors and officers as disclosed in the Data Room and applicable Law, from all claims in connection with any transactions or matters contemplated under this Agreement or otherwise in connection with Compton, its subsidiaries and their respective businesses and properties.

(c)	The provisions of this Section 6.1 are intended to be for the benefit of, and will be enforceable by, each individual director and officer referred to herein, his or her heirs and successors and his or her legal representatives and for such purpose only, Compton hereby confirms that it is acting as agent on their behalf.

6.2 Additional Offeror Covenants

In addition, the Offeror covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Offeror shall, and shall cause each of its subsidiaries to:

(a)	use all commercially reasonable efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control; and (ii) take, or cause to be taken, all action, and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offer and the Contemplated Transactions;

(b)	make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws;

(c)	use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date; and

(d)	on the Transaction Date when a majority of the Board of Directors of Compton are Persons designated by the Offeror (unless this Agreement has been terminated in accordance with its terms), inject into Compton a minimum of $30 million in equity for Compton to utilize to reduce borrowings under the Bank Facility. The parties acknowledge and agree that such equity may, at the Offeror's election, be in the form of a subscription by the Offeror for Common Shares to be issued from treasury by Compton at a subscription price equal to the Offer Price and/or preferred shares of Compton.

ARTICLE 7
OTHER COVENANTS

7.1 Notice Provisions

Each Party will give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts of which it is aware that would, or would be reasonably likely to cause a failure of any of the Conditions to the Offer.

7.2 Regulatory Matters

(a)	Each Party agrees to file or cause to be filed all filings with Governmental Entities under any Regulatory Laws and Securities Laws that are necessary or advisable for the consummation of the Contemplated Transactions, provided, however, that, the Offeror shall pay 100% of the fees in respect of the Competition Act Approval. The Parties shall use their respective commercially reasonable efforts and cooperate fully with each other: (i) to make or cause to be made such filings as promptly as reasonably possible and in any event within 10 business days following the execution of this Agreement; (ii) to respond at the earliest date reasonably possible to any requests for additional information or documentary material made by any Governmental Entity; and (iii) to take such actions as are necessary or advisable to obtain the necessary approvals under the Regulatory Laws and Securities Laws at the earliest date reasonably possible, all so as to enable the consummation of the Contemplated Transactions to occur as soon as reasonably possible (and in any event in advance of the Outside Date).

(b)	Each Party shall, in connection with the notifications, filings, applications or other submissions under any Regulatory Law or Security Law (collectively, the "Filings"), use its commercially reasonable efforts, subject to all applicable Laws relating thereto and to the exchange of privileged, confidential or competitively-sensitive information, to: (i) permit the other Party to review in advance any proposed communication to any Governmental Entity; (ii) keep the other Party promptly informed of any material communication received by such Party from, or given by such Party to, the relevant Governmental Entities and any material communication received or given in connection with any proceeding by a private party; and (iii) to consult with the other Party in advance of and give the other Party the opportunity to attend and participate in meetings and conferences with the Governmental Entities with respect to the Contemplated Transactions.

(c)	Other than to the extent any Laws expressly require Compton or any of its subsidiaries to obtain any consent, clearance or approval of any Governmental Entity or to make any filing with any Governmental Entity, the Offeror shall be solely responsible for making all such filings and otherwise pursuing all required consents, clearances and approvals from Governmental Entities which are required to consummate the Contemplated Transactions (provided that Compton shall, in a timely manner, provide all information, consents, approvals and assistance reasonably requested by the Offeror in connection therewith), and shall, without limiting the generality of Section 7.2(a) or (b), pay all fees in respect of the Competition Act Approval associated therewith and shall advise Compton of any filings or notices made or other communications given or received in connection with such consents, clearances and approvals.

7.3 Publicity

The Parties agree to jointly plan and coordinate a press release to be disseminated on the date of execution of this Agreement. Subject to the foregoing and to any other provision of this Agreement, the Parties agree that, from the date hereof until the earlier of the completion of the Offer and the termination of this Agreement, neither party shall issue any further press releases relating to the Contemplated Transactions unless required under any applicable Laws to do so, in which case, so long as it is not legally prohibited from doing so, the Party issuing a press release shall provide the other party with prompt written notice so that the other Party may, in its sole discretion, seek a protective order or other appropriate remedy.

7.4 Transaction Structuring and Alternate Transaction

In the event that the Offeror determines in its sole discretion that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby following completion of such transaction (an "Alternative Transaction") the Offeror or its Affiliate would acquire ownership of or control over all of the Common Shares within approximately the same time periods and on economic terms and other terms (which must be all cash) and conditions and having consequences to Compton and the Compton Securityholders that are, on an after-tax basis, equivalent to or better than those contemplated by this Agreement and would not result in a delay or time to completion materially longer than contemplated by the Offer, Compton shall support the completion of such Alternative Transaction in the same manner as the Offer and take all actions necessary or desirable which are within its power to effect the completion of such Alternative Transaction including, if applicable, holding a meeting of the holders of securities of Compton within 60 days of being notified of such Alternative Transaction and preparing and mailing a management information circular in connection with such meeting. Compton shall not be required to implement any Alternative Transaction that would result in Compton incurring a material liability prior to the time the Offeror shall have taken up the number of Common Shares sufficient to satisfy the Minimum Deposit Condition.

7.5 Reorganizations

Compton shall, and shall cause its subsidiaries to, use reasonable commercial efforts to cooperate with the Offeror and its Representatives to effect, in the period prior to the Effective Time, such reorganizations of their respective business, operations and assets as the Offeror may request, acting reasonably (each a "Pre-Completion Reorganization"); provided, however, that: (i) no such cooperation shall be required where such structuring shall cause any breach of or default under this Agreement by Compton or any other agreement, arrangement or understanding under which Compton or its subsidiaries (or any of its assets) is bound or affected; (ii) such requested cooperation does not unreasonably interfere with the operations of Compton and its subsidiaries in the ordinary course; (iii) such requested cooperation is not prejudicial to Compton and its subsidiaries; (iv) the Offeror shall pay the reasonable implementation costs that may be incurred to unwind any such transaction, in each case including employment costs, Taxes and liabilities, if the Offer is not completed and a request is made to unwind, including actual out-of-pocket costs and expenses for filing fees and external counsel and auditors which may be incurred; (v) such cooperation does not require the directors, officers, employees or agents of Compton or its subsidiaries to take any action in any capacity other than as a director, officer or employee; and (vi) the effectiveness thereof shall occur not more than three Business Days prior to the Effective Time, unless otherwise agreed by the parties in writing.

ARTICLE 8
TERMINATION, AMENDMENT AND WAIVER

8.1 Termination

This Agreement may be terminated prior to the Effective Time or such other time as may be expressly stipulated in any of the subsections below:

(a)	by mutual written consent of Compton and the Offeror;

(b)	by the Offeror, by written notice to Compton at any time if:

	(i)	Compton is in default of any covenant or obligation in Sections 2.3(b) or Article 5 hereof;

	(ii)	Compton has materially breached any other covenant or obligation under this Agreement; or

	(iii)	any representation or warranty of Compton:

		(A)	that is qualified by reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B)	that is qualified by reference to materiality shall be untrue or incorrect in any respect; or

(C)	that is not qualified by reference to a Material Adverse Effect or materiality shall be untrue or incorrect in any material respect,

provided that in the case of each of (i), (ii) or (iii) above, written notice shall be provided by the Offeror to Compton of any such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date that is two (2) Business Days, in the case of (i), or five (5) Business Days, in the case of (ii) and (iii), from the date of written notice of such breach or failure and the Business Day prior to the Expiry Date;

(c)	by Compton, by written notice to the Offeror, at any time if:

(i) the Offeror is in default of any covenant or obligation in Sections 2.1(a), 2.1(b) and 2.1(c);

(ii) the Offeror has materially breached any other covenant or obligation under this Agreement; or

(iii) any representation or warranty of the Offeror shall be untrue or incorrect in any material respect,:

provided that in the case of each of (i), (ii) or (iii) above, written notice shall be provided by Compton to the Offeror of any such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date that is two (2) Business Days, in the case of (i), or five (5) Business Days, in the case of (ii) and (iii), from the date of written notice of such breach or failure and the Business Day prior to the Expiry Date;

(d)	by the Offeror, by written notice to Compton if the Board of Directors or any committee thereof (i) withdraws, amends or modifies in any manner adverse to the Offeror its recommendation in favour of the Offer, or fails to recommend in favour of the Offer; (ii) approves or recommends in favour of any Acquisition Proposal; or (iii) the Board of Directors fails to publicly recommend or reaffirm its approval of the Offer and recommendation that Securityholders deposit all of their Common Shares under the Offer within two (2) Business Days of the written request by the Offeror that the Board of Directors make such a recommendation or reaffirmation;

(e)	by Compton, by written notice to the Offeror in order to accept, recommend or enter into a binding written agreement with respect to a Superior Proposal, the whole in accordance with and without any breach of Section 5.1 and Section 5.2;

(f)	by either Compton or the Offeror by written notice to the other of them if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement and provided further that Compton may only terminate this Agreement pursuant to this Section 8.1(f) if the Offeror has not waived the unsatisfied conditions (to the extent that it is able to do so in compliance with Section 2.1(h)) and publicly announced its intention to take up and pay for Common Shares that have been deposited pursuant to Section 2.1(d) hereof;

(g)	by either Compton or the Offeror, by written notice to the other of them if the Offer terminates, expires or is withdrawn at the Expiry Time without the Offeror taking up and paying for any of the Common Shares as a result of the failure of any of the Conditions of the Offer being satisfied or waived, unless the failure of such condition shall be due to the failure of the Party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement;

(h)	by Compton or the Offeror, if any court of competent jurisdiction or other Governmental Entity having authority over the Parties shall have issued any order, decree or ruling enjoining or otherwise prohibiting the Contemplated Transactions, which order, decree or ruling is final and non-appealable (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable);

(i)	by the Offeror, by written notice to Compton at any time if:

	(i)	Compton has materially breached any covenant or obligation under the Special Warrant Agreement; or

	(ii)	any representation or warranty of Compton under the Special Warrant Agreement:

		(A)	that is qualified by reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

		(B)	that is qualified by reference to materiality shall be untrue or incorrect in any respect; or

		(C)	that is not qualified by reference to a Material Adverse Effect or materiality shall be untrue or incorrect in any material respect,

provided that in the case of each of (i) or (ii) above, written notice shall be provided by the Offeror to Compton of any such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date that is five (5) Business Days, in the case from the date of written notice of such breach or failure and the Business Day prior to the Expiry Date.

8.2 Effect of Termination

In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the Parties hereunder except as set forth in this Article 8, Section 5.3, Section 5.5 (if termination occurs after the Effective Time), Article 9 and Article 10, which provisions shall survive the termination of this Agreement.

ARTICLE 9
GENERAL PROVISIONS

9.1 Notices

(a)	Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the Party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day, if not, then the next succeeding Business Day, in the place of receipt) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a Business Day, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (local time in the place of receipt) at the point of receipt in which case it shall be deemed to have been given and received on the next Business Day.

(b)	The address for service for each of the Parties hereto shall be as follows:

(i)	if to the Offeror:

MFC Industrial Ltd.
1620 – 400 Burrard Street
Vancouver, B.C. V6C 3A6

	Attention:	President
	Fax:	(604) 683-3205

with a copy (which shall not constitute notice) to:

Sangra Moller LLP
1000 Cathedral Place
925 West Georgia Street
Vancouver, B.C. V6C 3L2

	Attention:	H.S. Sangra
	Fax:	(604) 669-8803

(ii)	if to Compton:

Compton Petroleum Corporation
Suite 500, Bankers Court
850 - 2nd Street SW
Calgary, AB T2P 0R8

	Attention:	Chief Financial Officer
	Fax:	(403) 668-6700

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
4300 Bankers Hall West
888 - 3rd Street S.W.
Calgary, AB T2P 5C5

	Attention:	Leland Corbett
	Fax:	(403) 266-9034

ARTICLE 10
MISCELLANEOUS

10.1 Agreement Matters

(a)	This Agreement:

	(i)	together with the Confidentiality Agreement and the Special Warrant Agreement and any other written agreement between the Parties that explicitly references this Section and provides that such additional agreement shall be binding on the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof;

	(ii)	shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns; and

	(iii)	shall be governed in all respects, including as to validity, interpretation and effect by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of British Columbia in the City of Vancouver, unless such action or proceeding is necessary to obtain injunctive relief from any breach or threatened breach of this Agreement in a jurisdiction other than British Columbia.

10.2 Binding Effect and Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior express written consent of the other Party, provided that the Offeror may assign this Agreement and its rights hereunder, in whole or in part, to an Affiliate, but no such assignment shall relieve the Offeror of its obligations hereunder.

10.3 Survival

Subject to Section 8.2, the representations and warranties of Compton and the Offeror contained in this Agreement shall not survive the completion of the Offer, and shall expire and be terminated on the earlier of the Effective Time or the termination of this Agreement in accordance with its terms.

10.4 Expenses

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated herein. The fees and expenses referred to in this Section 10.4 are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

10.5 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy (including pdf e-mail transmission) of this Agreement, and such facsimile or similar executed electronic copy (including pdf e-mail transmission) shall be legally effective to create a valid and binding agreement between the Parties.

10.6 Further Assurances

Subject to the terms and conditions herein provided and to the fiduciary duties of the Board of Directors and the board of directors of the Offeror, each Party agrees to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable the transactions contemplated by the Offer and this Agreement, including: (a) the execution and delivery of such documents as the other party may reasonably request or require for such purpose and, in the case of Compton, provide complete and executed documentation relating to any prior transactions or reorganizations undertaken by Compton that the Offeror may reasonably request; and (b) obtaining such information, documents including financial statements and reports of auditors, or consents required in connection with the preparation of the documents contemplated hereunder, and using reasonable commercial efforts to obtain all necessary waivers, consents and approvals, including applicable regulatory approvals and to effect all necessary registrations and filings, including filings under applicable Laws and submissions of information requested by Governmental Entities. Each Party shall cooperate in all reasonable respects with the other Party in taking such actions.

10.7 Access to Information

Upon reasonable notice and subject to applicable Law and to any restrictions imposed on Compton pursuant to the terms and conditions of any Contract to which it or any of its subsidiaries is a party, Compton agrees to provide the Offeror and its representatives with access during normal business hours from the date hereof and until the earlier of the Effective Time and the termination of this Agreement, to all books, records, information and files in its possession and control and access to its personnel on an as requested basis as well as access to its properties to the extent such information has been requested prior to the date of this Agreement and has not been provided (or relates to such information), or is otherwise relevant to the Agreement and is reasonably necessary for the purposes of securing all necessary regulatory approvals, integrating the business of the Parties and their subsidiaries, the preparation and settlement of definitive documents and/or the advancement of the Offer. In addition, Compton covenants and agrees to provide the Offeror with copies of all Tax returns and related assessments for Compton and its subsidiaries to the extent it has not previously done so prior to the date of this Agreement. Any investigation by the Offeror hereto and its representatives shall not mitigate, diminish or affect the representations and warranties of Compton contained in this Agreement or any document or certificate given pursuant hereto.

10.8 Severability

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above.

MFC INDUSTRIAL LTD.

Per:	/s/ Michael Smith
Name: Michael Smith
Title: President and Chief Executive Officer

COMPTON PETROLEUM CORPORATION

Per:	/s/ Dr. Edward Bogle
Name: Dr. Edward Bogle
Title: President and Chief Executive Officer

SCHEDULE A

CONDITIONS TO THE OFFER

Notwithstanding any other provision of the Agreement to which this schedule is attached, the Offeror shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	(i) there shall have been properly and validly deposited under the Offer and not withdrawn at the Expiry Time that number of Common Shares which, together with the Common Shares and Special Warrants held by the Offeror and its Affiliates, represent at least 66.67% of the outstanding Common Shares calculated on a Fully-Diluted Basis (the "Minimum Deposit Condition");

(b)	Competition Act Approval shall have been obtained;

(c)	ICA Approval shall have been obtained;

(d)	the applicable change of control provisions pursuant to the Mazeppa Agreements shall have been waived by the counterparties thereto and all necessary approvals of the counterparties to the Mazeppa Agreements shall have been obtained, all on terms and in a manner satisfactory to the Offeror, acting reasonably;

(e)	Compton shall have received the Bank Facility Consent;

(f)	without limiting the scope of the conditions in Section (b), (c) and (d) of this Schedule A above, all requisite authorizations from any applicable Governmental Entity are received and all waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, in the Offeror's discretion, necessary to complete the Offer, shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(g)	this Agreement shall not have been terminated by Compton or the Offeror in accordance with its terms;

(h)	subject to Section (f) of this Schedule A, which shall govern to the extent of any inconsistency with this Section (h): (x) no act, action, suit, investigation or proceeding shall have been taken or threatened or be pending before or by any Governmental Entity or any private Person or entity, or group thereof (which, in the case of a private Person or entity, or group thereof, the Offeror reasonably believes may succeed) whether or not having the force of Law; (y) there shall be no judgment, order, injunction, decree or stay proposed, sought, enacted, enforced, issued, amended or deemed applicable to the Offer; and (z) no Law shall have been proposed, enacted, entered, promulgated, amended or applied, in either case, unless the same is acceptable to the Offeror in its sole discretion:

(i) challenging the validity of the Offer or the Offeror's ability to maintain the Offer;

(ii) which has the effect, directly or indirectly, of cease trading, making illegal, enjoining, prohibiting, preventing, restraining or imposing material limitations or conditions on: (A) the making or consummation of the Offer; (B) the take-up or acquisition by, or the sale to, the Offeror of Common Shares; (C) the ability of the Offeror to acquire, own or hold, or exercise full rights of ownership in respect of the Common Shares; or (D) the ability of the Offeror and its Affiliates to complete any Compulsory Acquisition or Subsequent Acquisition Transaction;

Conditions to the Offer

(iii)	which would reasonably be expected to result in a Material Adverse Effect;

(iv)	which seeks to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Compton or its subsidiaries, or compel the Offeror or its Affiliates to dispose of or hold separate any material portion of the business or assets of Compton or any of its Affiliates; or

(v)	which seeks to obtain from the Offeror or Compton or any of their respective Affiliates any material damages, fees, levies or penalties directly or indirectly in connection with the Offer;

(i)	the Offeror shall have determined in its reasonable discretion that no Material Adverse Effect has occurred or would reasonably be expected to occur, in respect of Compton after the date of this Agreement or a Material Adverse Effect shall have been disclosed to, or discovered by, the Offeror, if not previously disclosed in the Compton Public Disclosure Record or disclosed in writing to the Offeror, after the date of this Agreement and no other change or event shall have occurred or fact or circumstance shall exist which would make it impossible or impracticable to satisfy one or more of the conditions of the Offer set forth in this Schedule A;

(j)	at the Expiry Time:

(i) Compton shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior thereto; (ii) all representations and warranties made by Compton in this Agreement shall be true and correct as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, where such inaccuracies in the representations and warranties, individually or in the aggregate, would (A) not reasonably be expected to have a Material Adverse Effect, or (B) materially and adversely affect the ability of the Offeror to proceed with the Offer or, (C), if the Offer were consummated, would not reasonably be expected to have a Material Adverse Effect; and (iii) the representations and warranties of Compton in Section (e) of Part II of Schedule B (Capitalization) shall be true and correct in all respects except for de minimis deviations, and the Offeror shall have received, not more than seven hours before the Expiry Time, a certificate of Compton, signed by two senior officers (without personal liability), satisfactory to the Offeror, acting reasonably, certifying all of the foregoing in this Section (j) (other than (j)(ii)(B)) after due inquiry;

(k)	the Board of Directors shall not have withdrawn, modified or changed in a manner adverse to the Offeror its approval or recommendation of the Agreement or the Offer, or approved or recommended any Acquisition Proposal;

(l)	none of the Shareholder Lock-Up Agreements shall have been terminated by a Shareholder Locked-Up Party and no breach of any Shareholder Lock-Up Agreement by a Shareholder Locked-Up Party shall have occurred; and

(m)	no amount in excess of $100,000 in the aggregate shall be due and payable by Compton to holders of the Cashless Warrants as a result of the completion of the Contemplated Transactions.

Conditions to the Offer

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Subject to the provisions of the Agreement to which this Schedule is attached, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Conditions to the Offer

SCHEDULE B

REPRESENTATIONS AND WARRANTIES

PART I: REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

(a)	Organization and Qualification. The Offeror is a corporation duly incorporated, amalgamated, continued or created and validly existing under the Laws of its jurisdiction of incorporation, amalgamation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

(b)	Authority Relative to this Agreement. The Offeror has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the Offeror as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by the Offeror and the performance by the Offeror of its obligations under this Agreement have been duly authorized by the board of directors of the Offeror and no other corporate proceedings on its part are necessary to authorize this Agreement or the performance of its obligations hereunder. This Agreement has been duly executed and delivered by the Offeror, and constitutes a legal, valid and binding obligation of the Offeror, enforceable against the Offeror in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violation. Neither the authorization, execution and delivery of this Agreement by the Offeror, nor the completion of the transactions contemplated by this Agreement, nor compliance by the Offeror with any of the provisions hereof will:

	(i)	result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, material penalty or payment obligation under any provision of:

		(A)	its articles, charters or by-laws or other comparable organizational documents;

		(B)	any material Contract to which the Offeror is a party or to which it, or any of its properties or assets, may be subject or by which the Offeror is bound, or

		(C)	except for compliance with Securities Laws, Regulatory Laws, the policies and by-laws of any applicable stock exchange, any Laws applicable to the Offeror, or any of its properties or assets;

(d)	Sufficiency of Funds. The Offeror has sufficient funds, or adequate arrangements (in compliance with applicable Securities Laws) for financing in place, to ensure that it will have sufficient funds, to pay the purchase price payable under the Offer in respect of all of the Common Shares on a Fully-Diluted Basis.

PART II: REPRESENTATIONS AND WARRANTIES OF COMPTON

(a)	Organization and Qualification. Compton and each of its subsidiaries is a corporation, partnership or trust, as the case may be, duly incorporated, amalgamated, continued, created or formed, as the case may be, and validly existing under the applicable Laws of its jurisdiction of incorporation, amalgamation, continuance, creation or formation, as the case may be, and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Compton and each of its subsidiaries is duly registered, licensed or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its property and assets, owned, leased, licensed or otherwise held, or the nature of its activities, makes such registration or authorization and qualification necessary, except where the failure to be so registered, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.

Representations and Warranties

(b)	Authority Relative to this Agreement. Compton has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Compton as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by Compton and the performance by Compton of its obligations under this Agreement have been duly authorized by the Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the performance of its obligations hereunder. This Agreement has been duly executed and delivered by Compton, and constitutes a legal, valid and binding obligation of Compton, enforceable against Compton in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violation. Neither the authorization, execution and delivery of this Agreement by Compton, nor the completion of the transactions contemplated by this Agreement, nor compliance by Compton with any of the provisions hereof will:

	(i)	result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, material penalty or payment obligation under any provision of:

		(A)	its or any of its subsidiaries' articles, charters or by-laws or other comparable organizational documents;

		(B)	any material Contract to which Compton or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Compton or any of its subsidiaries is bound, except as disclosed in Section 3.2(c) of the Disclosure Letter; or

		(C)	except for compliance with Securities Laws, Regulatory Laws, and the policies and by-laws of the TSX, any Laws applicable to Compton, its subsidiaries, or any of their respective properties or assets; or

	(ii)	result in the imposition of any Lien upon any of the property or assets of Compton, or a subsidiary of Compton, or restrict, hinder, impair or limit the ability of Compton or a subsidiary of Compton to conduct the business of Compton or any of its subsidiaries as and where it is now being conducted that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(d)	Compliance with Laws. None of Compton or any of its subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (i) its articles or by-laws or equivalent organizational documents; or (ii) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Material Adverse Effect.

(e)	Capitalization. The authorized share capital of Compton consists of an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series. As of the close of business on the day prior to the date of this Agreement, there were issued and outstanding 26,358,528 Common Shares, a total of 477,590 Options outstanding under the Compton Stock Option Plan and 139,503 RSUs, 5,691 DSUs and 3,690,982 Cashless Warrants outstanding. None of the Cashless Warrants are convertible into Common Shares as of the date hereof or pursuant to the Offer and the exercise prices under the Options outstanding are all greater than the Offer Price. The terms of the Options (including the exercise prices thereof), the RSUs, DSUs and Cashless Warrants have been previously disclosed to the Offeror in the Data Room. Except for the Options, RSUs, DSUs, Cashless Warrants and Special Warrants, there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, obligations or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or that may require the issuance, sale or transfer by Compton of any securities of Compton (including Common Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Compton (including Common Shares) or subsidiaries of Compton, nor are there outstanding any stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Compton or any of its subsidiaries based upon the book value, income or any other attribute of Compton or any of its subsidiaries. No Shareholder is entitled to any pre-emptive or other similar right granted by Compton or any of its subsidiaries.

Representations and Warranties

(f)	Ownership of Subsidiaries. Compton has previously disclosed to the Offeror in the Data Room a complete and accurate list of all subsidiaries owned, directly or indirectly, by Compton, each of which is wholly-owned (other than the Mazeppa Partnership). All of the issued and outstanding securities and other ownership interests in the subsidiaries of Compton are duly authorized, validly issued, fully paid and non-assessable, and, except for Permitted Liens and the securities of Mazeppa Partnership, all such securities and other ownership interests held directly or indirectly by Compton are legally and beneficially owned free and clear of all Liens and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such securities or other ownership interests in material assets or properties of any of the subsidiaries of Compton. There are no Contracts, commitments, agreements, understandings, arrangements or restrictions that require Compton or any of its subsidiaries to issue, sell or deliver any securities or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Other than the subsidiaries previously disclosed to the Offeror in the Data Room, neither Compton nor any of its subsidiaries own any capital stock of, or other equity or voting interests in, any Person.

(g)	Securities Laws Matters. Compton is a "reporting issuer" under Securities Laws in each of the provinces of Canada and is not on a list of reporting issuers in default under the Securities Laws of such jurisdictions. Compton and its subsidiaries have been and are now in compliance, in all material respects, with all applicable Securities Laws and there are no current, pending or, to Compton’s knowledge threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Common Shares are listed on, and Compton is in compliance, in all material respects, with the rules and policies of, the TSX. Compton is not subject to regulation by any other stock exchange. As of the date hereof, no delisting, suspension of trading in or cease trading order with respect to any securities of Compton has been issued or made and, to the knowledge of Compton, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX is in effect or ongoing or expected to be implemented or undertaken with respect to Compton. Compton has not filed any confidential material change report which at the date hereof remains confidential. All of the documents included in the Compton Public Disclosure Record, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities.

(h)	Financial Statements.

(i) Compton's audited financial statements as at and for the fiscal years ended December 31, 2011 (the "2011 Financial Statements") and December 31, 2010 and Compton's unaudited interim financial report for the three months ended March 31, 2012 (the "Interim Financial Report") periods (including the notes thereto) (collectively, the "Financial Statements") were, and all financial statements of Compton which are publicly disseminated by Compton in respect of any subsequent periods prior to the Effective Time will be, prepared in accordance with Canadian GAAP applied on a basis consistent with prior periods (except as otherwise indicated in such Financial Statements and the notes thereto or in the related report of Compton's independent accountants) and present fairly in all material respects the consolidated financial condition, results of operations, and cash flows of Compton and its subsidiaries as of the respective dates thereof and for the periods indicated therein and reflect reserves required by Canadian GAAP in respect of all material contingent liabilities, if any, of Compton and its subsidiaries on a consolidated basis as of the respective dates thereof.

Representations and Warranties

(ii)	The management of Compton has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Compton in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Compton in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Compton's management, including its chief executive officer and chief financial officer (or persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure;

(iii)	Compton’s internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Compton and its subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that material receipts and expenditures of Compton and its subsidiaries are being made only with authorizations of management and directors of Compton and its subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Compton or its subsidiaries that could have a material effect on its financial statements. To the knowledge of Compton, prior to the date of this Agreement: (1) there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Compton that are reasonably likely to adversely affect the ability of Compton to record, process, summarize and report financial information; and (2) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Compton;

(iv)	To Compton's knowledge, there is no effect, event, occurrence or state of facts that would, or would be reasonably be expected to prevent the chief executive officer and/or the chief financial officer of Compton from properly providing the certifications required under National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings under Form 52-109F1 - Certification of Annual Filings with respect to Compton's annual filings for its fiscal year ended December 31, 2011, without taking into account any transactions contemplated by this Agreement; and

(v)	Since December 31, 2011, neither Compton nor any of its subsidiaries nor, to Compton's knowledge, any director, officer or auditor of Compton or any of its subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Compton or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Compton or any of its subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board of Directors.

Representations and Warranties

(i)	No Undisclosed Liabilities. Compton has no material obligations or liabilities of any nature, other than: (i) those set forth or adequately provided for in the 2011 Financial Statements and the Interim Financial Report; (ii) those incurred in the ordinary course of business consistent with past practice and not required to be set forth under Canadian GAAP in the Interim Financial Report; (iii) those incurred in the ordinary course of business consistent with past practice since March 31, 2012 that are not and would not, individually or in the aggregate with all other liabilities and obligations of Compton and its subsidiaries (other than those disclosed in the 2011 Financial Statements,) reasonably be expected to have a Material Adverse Effect or, as a consequence of the consummation of the Offer, have a Material Adverse Effect; and (iv) those obligations incurred in connection with the execution of this Agreement.

(j)	Bank Facility. The outstanding balance of principal amount under the Bank Facility as of the date hereof is $140,000,000. Other than as specifically contemplated herein, the Bank Facility Agreements have not been otherwise amended or otherwise modified by the parties thereto. Other than as disclosed to the Offeror in the Data Room on or before two business days prior to the date of this Agreement: (i) Compton is in compliance with all of the terms and conditions of the Bank Facility Agreements and all security agreements granted in respect thereof; and (ii) there has been no "Default", "Event of Default", or "Termination Notice" (as such terms are defined in the Bank Facility Agreements) pursuant to the Bank Facility and, to the knowledge of Compton, none are pending or threatened.

(k)	Absence of Certain Changes. Except as set forth in the Compton Public Disclosure Record or in Section 3.2(k) of the Disclosure Letter, since December 31, 2011 and except as otherwise permitted by this Agreement:

	(i)	Compton and its subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice;

	(ii)	there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect;

	(iii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Material Adverse Effect has occurred;

	(iv)	there has not been any change in the accounting practices used by Compton and its subsidiaries;

	(v)	except for ordinary course adjustments to non-executive employees, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Compton or its subsidiaries;

	(vi)	there has not been any redemption, repurchase or other acquisition of Common Shares by Compton, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Common Shares;

	(vii)	there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

	(viii)	other than the Bigoray Agreement, there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice;

	(ix)	there has not been any satisfaction or settlement of any claims or liabilities that were not reflected in the 2011 Financial Statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice; and

Representations and Warranties

	(x)	except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Compton or its subsidiaries.

(l)	Books and Records. The financial books, records and accounts of Compton and each of its subsidiaries: (i) have been maintained in accordance with good business practices and in accordance in all material respects with applicable Laws (including Canadian GAAP) on a consistent basis with previous years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of Compton and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Financial Statements.

(m)	Minute Books. The corporate minute books of each of Compton and its subsidiaries that are corporations contain minutes of all meetings and resolutions of their respective boards of directors and committees of such boards of directors, as applicable, other than those portions of minutes of meetings reflecting discussions of the Offer and those minutes which have not yet been approved by the Board of Directors or applicable committee thereof, and of shareholders and are complete and accurate in all material respects. True and complete copies of all such minute books recording such meetings and resolutions and containing currently applicable constating documents of each such entity have been provided to Representatives of the Offeror and neither Compton nor any of its subsidiaries has taken any action to amend or supersede such documents.

(n)	Consents and Approvals. Other than the Bank Facility Agreement, the Mazeppa Agreements or as disclosed in Section 3.2(n) of the Disclosure Letter, no consent, waiver or approval from other parties to Material Contracts to which Compton or any of its subsidiaries is a party or by which it or they are bound is required to be obtained by Compton or any of its subsidiaries in connection with the authorization, execution or delivery of this Agreement and the completion of the transactions contemplated by this Agreement.

(o)	Taxes. Except as disclosed in Section 3.2(o) of the Disclosure Letter:

	(i)	Compton and each of its subsidiaries has filed or caused to be filed on a timely basis all Returns required to be filed by applicable Law except to the extent the failure to do so would not have a Material Adverse Effect. All such Returns are correct and complete in all material respects and have not been amended. Compton and each of its subsidiaries has timely paid all Taxes that are due and payable by Compton or its subsidiaries, including all instalments on account of Taxes for the current year that are due and payable by Compton or its subsidiaries whether or not assessed (or reassessed) by the appropriate Governmental Entity, and has, as applicable, timely remitted such Taxes to the appropriate Governmental Entity under applicable Law. Reserves and provisions for Taxes accrued but not yet due and payable as reflected in the Financial Statements are adequate as of the date of the Financial Statements and are in accordance with Canadian GAAP. There are no liens for Taxes upon any of the assets or properties of Compton or any of its subsidiaries.

	(ii)	there is no dispute, claim, audit, investigation, examination or proceeding pending or, to the knowledge of Compton, threatened against Compton or any of its subsidiaries in respect of Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes;

	(iii)	neither Compton nor any of its subsidiaries has requested, or entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

		(A)	to file any Return (which has not since been filed) in respect of any Taxes for which Compton or any of its subsidiaries is or may be liable;

		(B)	to file any elections, designations or similar filings relating to Taxes (which have not since been filed) for which Compton or any of its subsidiaries is or may be liable;

Representations and Warranties

		(C)	Compton or any of its subsidiaries is required to pay or remit any Taxes or amounts on account of Taxes (which have not since been paid or remitted); or

		(D)	any Governmental Entity may assess or collect Taxes for which Compton or any of its subsidiaries is liable;

	(iv)	Compton and each of its subsidiaries has duly and timely deducted, collected or withheld from any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person and has duly and timely remitted the same (or is properly holding for such remittance) to the appropriate Governmental Entity all Taxes and other amounts it is required or permitted by applicable Law to so deduct or collect and remit;

	(v)	Compton and each of its subsidiaries has duly and timely collected all material amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, and value-added Taxes required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it;

	(vi)	neither Compton nor any of its subsidiaries is a party to, bound by or obligated under any Tax sharing agreement, Tax indemnification agreement or other contractual agreement relating to Tax sharing or allocation;

	(vii)	Compton has made available to the Offeror complete and accurate copies of all Returns which Compton and its subsidiaries were required to file in respect of the three fiscal years ending prior to the date hereof;

	(viii)	none of Compton or any of its subsidiaries has acquired property from a non-arm's length Person, within the meaning of the Tax Act: (A) for consideration the value of which is less than the fair market value of the property; or (B) as a contribution of capital for which no shares were issued by the acquirer of the property; and

	(ix)	for the purposes of the Tax Act and any other relevant Tax purposes:

		(A)	Compton is resident in Canada; and

		(B)	the subsidiaries of Compton are resident in the country of the jurisdiction in which they were formed, and are not resident in any other country.

(p)	Tax Pools. The Tax Pool Summary dated December 31, 2011 provided by Compton to the Offeror in the Data Room, is, to the knowledge of Compton, complete and accurate in all material respects and since December 31, 2011 there has been no material change in the information contained therein since the date thereof.

(q)	Assets and Property. Compton and its subsidiaries have good and valid legal and beneficial title to or a valid legal and beneficial leasehold estate, free and clear of any Liens other than Permitted Liens, in all material real and personal property and assets currently owned, leased or used by Compton or any of its subsidiaries (the "Property") except to the extent the failure to hold such title or estate could not have a Material Adverse Effect. To the knowledge of Compton, all Taxes, rentals, fees, expenditures and other payments in respect of the Property have been paid or incurred except to the extent the failure to pay or incur such amounts could not have a Material Adverse Effect. To the knowledge of Compton, there is no adverse claim against or challenge to the title to or ownership of the Property which would reasonably be expected to have a Material Adverse Effect. Except as previously disclosed to the Offeror in the Data Room, no person other than Compton and its subsidiaries has any interest in the Property owned by Compton and its subsidiaries or any right to acquire any interest therein. There are no material restrictions on the ability of Compton and its subsidiaries to use, transfer or exploit the Property owned by Compton and its subsidiaries in the ordinary course, except pursuant to applicable Law. Neither Compton nor any of its subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Compton or a subsidiary of Compton in any of the Property which would reasonably be expected to have a Material Adverse Effect.

Representations and Warranties

(r)	Material Contracts. Except as set out in Section 3.2(r) of the Disclosure Letter: (i) Compton and its subsidiaries have performed in all material respects the obligations required to be performed by them to date under the Material Contracts, (ii) neither Compton nor any of its subsidiaries is in breach or default under any Material Contract to which it is a party or bound, nor does Compton have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, and (iii) none of Compton or any of its subsidiaries knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Compton, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto. Prior to the date hereof, Compton has made available to the Offeror in the Data Room true and complete copies of all of the Material Contracts of Compton and its subsidiaries. All Material Contracts are legal, valid, binding and in full force and effect and are enforceable by Compton (or a subsidiary of Compton, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and to general principles of equity). Except as set out in Section 3.2(r) of the Disclosure Letter, Compton has not received any written or, to the knowledge of Compton, other notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew its relationship with Compton or any of its subsidiaries, and, except as set out in Section 3.2(r) of the Disclosure Letter, to the knowledge of Compton, no such action has been threatened.

(s)	Permits. Compton and each of its subsidiaries have each obtained and are in material compliance with all material Permits required by applicable Laws, necessary to conduct its business as now being conducted. To the knowledge of Compton, except as previously disclosed to the Offeror in the Data Room, there are no facts, events or circumstances that would reasonably be expected to result in a Material Adverse Effect or a failure to obtain such material Permits as are necessary to conduct the business of Compton and each of its subsidiaries as they are currently being conducted as set forth in the Compton Public Disclosure Record.

(t)	Reserves Report. To the knowledge of Compton, the Reserves Report and, if applicable, any updates to such report or any other reserve evaluation reports, whether in addition to or a replacement of the Reserves Report, was accurate in all material respects as at the date of such report and, except for any impact of changes in commodity prices and production since the effective date of such report, there has not been any material adverse change in the production, costs, prices, reserves, estimates of future net production revenues or other relevant information from that disclosed in the Reserves Report. Compton provided GLJ Petroleum Consultants Ltd. all material information in its possession or control concerning land descriptions, well data, facilities and infrastructure, ownership of operations, future development plans and historical technical and operating data respecting the principal natural gas and crude oil assets of Compton, in each case as at the date of the Reserves Report, and, in particular, all material information respecting the interests of Compton in its principal natural gas and crude oil assets and royalty burdens and net profits interest burdens thereon and (except as to future development plans, which have since been scaled back due to reduced capital expenditure plans) such information was accurate and correct in all material respects as at the respective dates thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material change in any of the information so provided since the date thereof. Compton has not requested GLJ Petroleum Consultants Ltd. to evaluate any of the reserves of Compton or any of the subsidiaries subsequent to the date of the Reserves Report.

(u)	Production. For the three month period ended March 31, 2012, Compton's average daily production, including any shares of production under any production sharing Contracts, was approximately 12,569 barrels of oil equivalent per day and, for the twelve month period ended December 31, 2011 was approximately 13,347 barrels of oil equivalent per day.

Representations and Warranties

(v)	Oil and Gas Operations.

	(i)	Other than Permitted Liens and except as previously disclosed to the Offeror in the Data Room, Compton or the subsidiaries have good and marketable title to, or the irrevocable right to produce and/or sell, their petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "Interests") and represents and warrants that the Interests are free and clear of Liens and, Compton and its subsidiaries holds the Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements, except where the failure to so hold the Interest would not have a Material Adverse Effect.

	(ii)	Other than Permitted Liens, there are no defects, failures or impairments in the title of Compton or the subsidiaries to its respective oil and natural gas properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party which, in aggregate, would have a material effect on the quantity and pretax net present values of future net revenues of the oil and gas reserves shown in the Reserves Report, the current production attributable to such properties or the current and anticipated cash flow of Compton.

	(iii)	Compton has not received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the oil and gas assets of Compton and its subsidiaries, or to which any of them is a party or bound, except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

	(iv)	(A) Compton, and each of its subsidiaries, is in good standing under all, and is not in default under any; and (B) there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any, leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to the knowledge of Compton, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and to the knowledge of Compton none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

	(v)	None of the oil and gas assets of Compton, and its subsidiaries, are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Compton or a subsidiary which, in aggregate, would have a material effect on the quantity and pretax net present values of future net revenues of the oil and gas reserves shown in the Reserves Report, the current production attributable to such properties or the current and anticipated cash flow of Compton.

	(vi)	None of the wells in which Compton holds an interest has been produced in excess of applicable production allowables imposed by any applicable Law or any Governmental Entity and, other than as disclosed in writing to the Offeror in the Data Room, Compton does not have any knowledge of any impending change in production allowables imposed by any applicable Law or any Governmental Entity that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate except to the extent that such non-compliance or changes would not in the aggregate have a Material Adverse Effect.

	(vii)	Neither Compton nor any of its subsidiaries has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by Alberta Energy Resources and Conservation Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction except to the extent that any such penalty or restriction would not have a Material Adverse Effect.

Representations and Warranties

	(viii)	To the knowledge of Compton, all wells located on any lands in which Compton or any of its subsidiaries has an interest, or lands with which such lands have been pooled or unitized, which have been abandoned have been abandoned in accordance with all applicable Laws regarding the abandonment of wells except to the extent that the failure to do so would not have a Material Adverse Effect.

	(ix)	The tangible depreciable property used or intended for use in connection with the oil and gas assets of Compton and its subsidiaries:

		(A)	for which Compton or any of its subsidiaries was or is operator, was or has been operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which Compton or any of its subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

		(B)	for which Compton or any of its subsidiaries was not or is not operator, to the knowledge of Compton, was or has been operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of Compton or any of its subsidiaries was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; except to the extent that such non-compliance with prudent oil and gas industry practices or applicable Law would not in the aggregate have a Material Adverse Effect.

	(x)	To the knowledge of Compton, all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of the oil and gas assets of Compton and its subsidiaries prior to the date hereof have been properly and fully paid and discharged, and there are no unpaid Taxes or assessments which could result in a lien or charge on any of their oil and gas assets, except where the failure to do so would not individually or in the aggregate have a Material Adverse Effect.

(w)	Practices. Compton (including its subsidiaries) has and, in the case of any properties operated by any partners under any production sharing Contracts or other joint exploration, development or production efforts, to the knowledge of Compton, such partner has conducted and is conducting its business in accordance with good oil and gas practices and consistent with past practice and has not received notice of any material violation of or investigation relating to any federal, provincial or local Laws, regulation or ordinance with respect to its assets, business or operations and holds all Permits which are required under applicable Laws relating to its assets, business or operations; except where the failure to so hold such Permits would not have a Material Adverse Effect, and the assets operated and maintained by Compton and its subsidiaries, are in compliance with all terms and conditions of such Laws, Permits in all material respects.

(x)	Areas of Interest. Neither Compton nor any of its subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant expressly limiting its freedom to compete in any line of business, compete in any geographic region, transfer or move any of its assets or operations, where such covenant would have a Material Adverse Effect.

(y)	Partnerships or Joint Ventures. Except as previously disclosed in writing to the Offeror in the Data Room and other than joint ventures and similar associations entered into in the ordinary course of business, neither Compton nor its subsidiaries are a partner or participant in any partnership, joint venture, profit-sharing arrangement or other association of any kind and are not party to any Contract under which Compton or its subsidiaries agrees to carry on any material part of the business of Compton or any other activity in such manner or by which Compton or its subsidiaries agrees to share any material revenue or profit with any other Person.

Representations and Warranties

(z)	Mazeppa Agreements. The Mazeppa Agreements constitute all of the material Contracts relating to the Mazeppa Partnership to which Compton or its subsidiaries is a party and true and complete copies of the Mazeppa Agreements have been provided to the Offeror by Compton in the Data Room.

(aa)	Environmental Matters. Except as disclosed in the Compton Public Disclosure Record:

	(i)	none of Compton or any of its subsidiaries is in material violation of any Environmental Laws;

	(ii)	to Compton’s knowledge, there are no pending or threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, orders, notices of non-compliance, infraction or violation, prosecution, investigation or proceedings relating to any Environmental Law against Compton or any of its subsidiaries which could be expected to have a Material Adverse Effect;

	(iii)	Compton and its subsidiaries are in possession of, and in material compliance with, all material Permits required under Environmental Laws to own, lease and operate the Property and to conduct their respective businesses as they are now being conducted;

	(iv)	no material environmental, reclamation or closure obligation, demand, notice, work order or other material liabilities presently exist pursuant to Environmental Laws with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Compton and its subsidiaries and, to Compton's knowledge, there is no basis for any such material obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

	(v)	neither Compton nor any of its subsidiaries is subject to any proceeding, application, order or directive which relates to environmental or public health or safety matters, and which may require any material work, repairs, construction or expenditures;

	(vi)	to Compton's knowledge, there are no changes in the status, terms or conditions of any material Permits required under Environmental Laws held by Compton or any of its subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such Permits, or any review by, or approval of, any Governmental Entity of such Permits that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Compton or any of its subsidiaries following the Effective Date;

	(vii)	Compton and its subsidiaries have made available to the Offeror all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information in their possession or control with respect to environmental matters; and

	(viii)	to Compton's knowledge, Compton and its subsidiaries are not subject to any past or present fact, condition or circumstance that would reasonably be expected to result in liability under any Environmental Laws that would reasonably be expected to result in a Material Adverse Effect.

(bb)	Compliance with Laws. Compton and each of its subsidiaries are in compliance with and are not in violation of any applicable Laws, except for any failures to comply or violations which would not have a Material Adverse Effect and none of Compton or any of its subsidiaries has received any notice of any alleged material violation of any applicable Laws.

Representations and Warranties

(cc)	Employment Matters.

	(i)	except as disclosed in Section 3.2(cc) of the Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated in this Agreement will:

		(A)	result in any payment (including, without limitation, bonus, golden parachute, retirement, termination, severance, retiring allowance or similar payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former employee, officer or director of Compton or of any of its subsidiaries;

		(B)	increase the compensation or benefits otherwise payable to any current or former employee, officer or director of Compton or of any of its subsidiaries;

		(C)	entitle any employee of Compton or of any of its subsidiaries to any job security or similar entitlement; or

		(D)	result in the acceleration of the time of payment or vesting of any benefits or entitlements otherwise available pursuant to any Employee Plan;

(the foregoing being referred to as "Change of Control Payments");

	(ii)	there is no labour strike, dispute, slowdown, stoppage or other labour difficulty pending, involving or, to the knowledge of Compton, threatened, against Compton or any of its subsidiaries:

	(iii)	Compton and its subsidiaries are in compliance with Laws respecting employment and employment practices (including, without limitation, employment insurance, employer health tax, employment standards, labour relations, occupational health and safety, human rights and workers' compensation), except where failure to be in compliance would not have a Material Adverse Effect, and, to the knowledge of Compton, there are no pending or threatened proceedings before any Governmental Entity with respect to any of the foregoing;

	(iv)	except as disclosed in Section 3.2(cc)(iv) of the Disclosure Letter, true and complete copies of all of the Employee Plans have been provided to the Offeror in the Data Room, each of the Employee Plans is and has been established, maintained, funded, invested and administered in material compliance with its terms, all employee plan summaries and booklets, and with all applicable Laws and, except as previously disclosed to the Offeror in the Data Room there has been no amendment to, announcement by Compton or any of its subsidiaries relating to, or change in employee participation or coverage under, any Employee Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year;

	(v)	except as disclosed in Section 3.2(cc)(v) of the Disclosure Letter, all employer payments, contributions or premiums required to be remitted or paid to or in respect of each Employee Plan have been remitted and paid in a timely fashion in accordance with the terms thereof, all applicable actuarial reports and all applicable Laws, and no Taxes, penalties or fees are owing or eligible under or in respect of any Employee Plan; and

	(vi)	except as disclosed in Section 3.2(cc)(vi) of the Disclosure Letter, neither Compton nor any of its subsidiaries currently sponsors, maintains, contributes to or has any liability under, nor has ever sponsored, maintained, contributed to or incurred any liability under a "registered pension plan" or a "retirement compensation arrangement", each as defined under the Tax Act, a "pension plan" as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for employees or former employees;

(dd)	Disagreements with Auditors. There has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations) with Compton's auditors.

Representations and Warranties

(ee)	No Brokers. Except for the fees to be paid to RBC Capital Markets pursuant to its engagement letter with Compton, a true and complete copy of which has been delivered to the Offeror concurrently with the Disclosure Letter, Compton has not agreed to pay any brokerage fees, finder's fees, financial advisory fees, agent's commissions or other similar forms of compensation in connection with this Agreement and the transactions contemplated herein.

(ff)	Litigation. Except as disclosed in Section 3.2(ff) of the Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Compton, threatened against or relating to Compton or any of its subsidiaries, the business of Compton or any of its subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Material Adverse Effect or prevent or materially delay the consummation of the transactions contemplated by this Agreement, nor to Compton's knowledge are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Section shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Material Adverse Effect). Neither Compton nor any of its subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(gg)	Insurance.

(i) Compton has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Compton nor any of its subsidiaries has failed to make a material claim thereunder on a timely basis; and

(ii) each of such policies and other forms of insurance is in full force and effect on the date hereof and shall (or comparable replacement or substitutions therefor share) be kept in full force and effect by Compton through the Effective Time. No written (or, to the knowledge of Compton, other) notice of cancellation or termination has been received by Compton or any subsidiary with respect to any such policy.

(hh)	Non-Arm's Length Transactions. Except as disclosed in the Compton Public Disclosure Record, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Compton or any of its subsidiaries) between Compton or any of its subsidiaries on the one hand, and any (i) officer or director of Compton or any of its subsidiaries, (ii) other than certain confidentiality agreements, any holder of record or, to Compton's knowledge, beneficial owner of ten percent or more of the voting securities of Compton, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(ii)	Cashless Warrants. The take up of Common Shares under the Offer by the Offeror does and shall not result in any amounts in excess of $100,000 in the aggregate being or becoming due and/or payable by Compton pursuant to the terms of the Cashless Warrants.

(jj)	United States Securities Laws. (i) Compton is a "foreign private issuer" as defined in Rule 3b-4 under the 1934 Act; (ii) Compton is not an investment company registered or required to be registered under the United States Investment Company Act of 1940, as amended; (iii) Compton does not have, or have an obligation to have, any class of securities registered under Section 12 of the 1934 Act and does not have a reporting obligation under Section 13(a) or 15(d) of the 1934 Act; and (iv) the Common Shares have not been listed on any national securities exchange in the United States of America during the past twelve calendar months and will not be so listed prior to commencement of the Offer.

Representations and Warranties

SPECIAL WARRANT AGREEMENT

between

COMPTON PETROLEUM CORPORATION

- and -

MFC INDUSTRIAL LTD.

July 6, 2012

TABLE OF CONTENTS

ARTICLE 1		1
1.1	Definitions	1
1.2	Schedules	3
1.3	Headings	3
1.4	Section References	3
1.5	Gender, Plural	3
1.6	Date for Actions	3
1.7	Statutes	3
1.8	Currency	4
ARTICLE 2		4
2.1	Creation of Special Warrants	4
2.2	Subscription for Special Warrants	4
2.3	Closing	4
2.4	Purchase Price to be Held in Escrow	4
ARTICLE 3		4
3.1	Conversion	4
3.2	No Fractional Shares	6
3.3	Redemption	6
ARTICLE 4		7
4.1	Adjustment to Number of Common Shares	7
4.2	No Adjustment for Stock Options, etc.	9
4.3	Determination by Corporation's Auditors	10
4.4	Proceedings Prior to Any Action Requiring Adjustment	10
4.5	Action Requiring Adjustment	10
4.6	Certificate of Adjustment	10
4.7	Notice of Special Matters	10
ARTICLE 5		10
5.1	Representations and Warranties of the Corporation	10
5.2	Representations and Warranties of MFC	11
ARTICLE 6		11
6.1	Covenants of the Corporation	11
6.2	Covenants of MFC	12

i

ARTICLE 7		12
7.1	Mutual Conditions	12
7.2	Conditions in favour of MFC	13
7.3	Conditions in favour of the Corporation	14
ARTICLE 8		14
8.1	Notice	14
ARTICLE 9		15
9.1	Future Disclosure	15
ARTICLE 10		15
10.1	Entire Agreement	15
10.2	Survival of Representations and Warranties	16
10.3	Assignment	16
10.4	Further Assurances	16
10.5	Expenses	16
10.6	Change in Common Shares	16
10.7	Time of the Essence	16
10.8	Amendments	16
10.9	Governing Law	16
10.10	Severability	17
10.11	Execution and Delivery	17
10.12	Waiver	17
10.13	Enurement	17
10.14	Reliance	17

SCHEDULES

Schedule "A" - Conversion Notice
Schedule "B" - Representations of the Corporation
Schedule "C" - Representations of MFC
Schedule "D" - Compton Officer's Certificate
Schedule "E" - Form of Certificate representing Special Warrants
Schedule "F" - Form of Escrow Agreement

ii

SPECIAL WARRANT AGREEMENT

THIS AGREEMENT made as of the 6th day of July, 2012.

BETWEEN:

COMPTON PETROLEUM CORPORATION, a corporation existing under the laws of the Province of Alberta ("Compton" or the "Corporation")

- and -

MFC INDUSTRIAL LTD., a corporation existing under the laws of the Province of British Columbia ("MFC")

WHEREAS MFC has agreed to subscribe for and purchase from the Corporation, and the Corporation has agreed to issue and sell to MFC, upon and subject to the terms and conditions of this Agreement, 6,548,498 Special Warrants (as hereinafter defined) of the Corporation created hereunder and having the rights, privileges and other terms provided herein at a price of $1.25 per Special Warrant.

NOW THEREFORE in consideration of the covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties (as defined herein) do hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement and the Schedules hereto and not otherwise defined shall have the meanings ascribed to such terms in the Support Agreement, and the following terms shall have the following meanings:

"Agreement" means this Special Warrant Agreement, including all Schedules hereto and any amendments hereto or restatements hereof;

"Automatic Conversion Event" means the earlier to occur of: (i) the receipt by Compton of the Bank Facility Consent and (ii) the Term Date;

"Closing" means the completion of the purchase and sale of the Special Warrants as contemplated herein;

"Closing Date" means the second Business Day following the date on which the TSX shall have conditionally accepted or approved, in writing, the issuance and sale of the Special Warrants as provided herein and the listing of the Common Shares issuable on conversion of the Special Warrants (subject to any limitation on the closing date set forth in the conditional acceptance or approval, in which case the "Closing Date" shall be as soon as permitted by the conditional acceptance or approval), or such other date as may be agreed upon by the Parties in writing and provided that such closing date shall be not later than the Latest Mailing Time;

"Closing Time" means 9:00 a.m. (Vancouver time), or such other time on the Closing Date as may be agreed upon by the Corporation and MFC in writing;

"Conversion Date" means: (i) each date upon which MFC directs the exercise of the Conversion Right to occur, as specified in the Conversion Notice, which must be a date that is on or after the date on which the Corporation receives the Conversion Notice (or if no such date is specified therein, the date on which the Corporation receives the Conversion Notice); and/or (ii) the date of an Automatic Conversion Event;

"Conversion Notice" means a notice executed by MFC and delivered to the Corporation confirming its election to exercise its Conversion Right in respect of a specified number of Special Warrants, in the form attached as Schedule "A";

"Conversion Rate" means the number of Common Shares issuable upon exercise or deemed exercise of the Conversion Right, which, subject to adjustment pursuant to the provisions herein, is one (1) Common Share for each Special Warrant;

"Conversion Right" means the right of MFC to convert the Special Warrants into and receive, without payment of any additional consideration, Common Shares according to the Conversion Rate;

"Corporation" or "Compton" has the meaning ascribed thereto on the first page hereof;

"Corporation's Counsel" means, at the date hereof, Stikeman Elliott LLP;

"Current Market Price" means at any date the weighted average trading price per Common Share for 20 consecutive Trading Days, ending immediately before such date, on the TSX, or, if the Common Shares are not then listed thereon, on such stock exchange on which the Common shares are then listed as may be selected for such purpose by the directors of the Corporation or, if the Common Shares are not listed on any stock exchange, on the over-the-counter market (where, for this purpose, the weighted average trading price per Common Share is determined by dividing (i) the aggregate sale price of all of the Common Shares sold on such exchange or market, as the case may be, during such 20 consecutive Trading Days by (ii) the total number of Common Shares sold on such exchange or market, as the case may be, during such 20 consecutive Trading Days);

"Earned Interest" means the interest or other income actually earned on the investment of the proceeds from the sale of the Special Warrants while such proceeds are held in escrow as contemplated herein;

"Escrow Agent" means Computershare Trust Company of Canada or such other person as is mutually acceptable to the Parties as is designated as escrow agent under the Escrow Agreement.

"Escrow Agreement" means the agreement contemplated by Section 7.1(f);

"Escrow Funds" means the proceeds from the sale of the Special Warrants as provided in ARTICLE 2 and any investments acquired from time to time with such funds together with any Earned Interest thereon, subject to reduction from time to time as amounts are released and paid to Compton or MFC, as applicable, on the exercise or deemed exercise of the Conversion Right or the exercise of the Redemption Right;

"MFC" has the meaning ascribed thereto on the first page hereof;

"MFC's Counsel" means, as at the date hereof, Sangra Moller LLP;

"Notice" has the meaning ascribed thereto in Section 8.1;

"Outside Date" shall mean the earlier of: (i) the last Conversion Date; and (ii) the date on which MFC shall have exercised its Redemption Right;

"Parties" means, collectively, MFC and Compton and "Party" means any one of them;

"Redemption Event" means: (i) the failure by the Corporation to obtain the Bank Facility Consent by the Expiry Date; (ii) the Lenders indicate to the Corporation (in writing or otherwise) that the Bank Facility Consent will not be provided or will not be provided by the Expiry Date; (iii) the occurrence of a "Termination Event" (as such term is defined in the Bank Facility Agreement); or (iv) the Lenders or the agent therefor provide an "Acceleration Notice" (as such term is defined in the Bank Facility Agreement), or otherwise give notice of termination of or terminate the Bank Facility or the Bank Facility Agreement prior to its maturity date;

"Redemption Notice" means a notice executed by MFC and delivered to the Corporation confirming its election to exercise its Redemption Right in respect of a specified number of Special Warrants, in the form included in Schedule "E";

"Redemption Right" means the right of MFC to require the Corporation to redeem and repurchase the Special Warrants;

"Special Warrants" means special warrants to acquire Common Shares, having the terms set out in this Agreement;

"Support Agreement" means the support agreement dated as of the date hereof between MFC and the Corporation;

"Term Date" means the later of the close of business on the third Business Day following the Expiry Date and September 30, 2012; and

"Trading Day" means a day on which the TSX is open for the transaction of business.

1.2 Schedules

The following Schedules are attached to and incorporated into this Agreement and form part hereof:

Schedule "A" - Conversion Notice;
Schedule "B" - Representations of the Corporation;
Schedule "C" - Representations of MFC;
Schedule "D" - Compton Officer's Certificate;
Schedule "E" - Form of Special Warrant Certificate; and
Schedule "F" - Form of Escrow Agreement.

1.3 Headings

The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

1.4 Section References

Unless the context otherwise requires, references in this Agreement to an article, section, paragraph, clause, subclause or schedule by number, letter or otherwise refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

1.5 Gender, Plural

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa and words importing gender shall include all genders.

1.6 Date for Actions

In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 Statutes

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.8 Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
CREATION, ISSUE AND SALE OF SPECIAL WARRANTS

2.1 Creation of Special Warrants

The Special Warrants shall be evidenced by a certificate in the form attached as Schedule "E". Each Special Warrant purchased and sold hereunder shall entitle MFC to receive, on the conversion thereof, without payment of any additional consideration by MFC, one (1) Common Share, subject to adjustment in accordance with ARTICLE 4 and otherwise upon and subject to the terms and conditions of this Agreement, including without limitation redemption in the circumstance provided herein.

2.2 Subscription for Special Warrants

MFC hereby subscribes for and agrees to purchase from the Corporation, and the Corporation hereby accepts the subscription and agrees to issue and sell to MFC (or its Affiliate), at the Closing Time, upon and subject to the terms and conditions hereof, 6,548,498 Special Warrants at a price of $1.25 per Special Warrant for a total purchase price of $8,185,622.50 (the "Purchase Price").

2.3 Closing

Closing of the purchase and sale of the Special Warrants shall take place at the Closing Time at the offices of the Corporation's Counsel, or at such other times and places as shall be mutually agreed to by the Corporation and MFC.

2.4 Purchase Price to be Held in Escrow

At Closing, the Purchase Price shall be paid by way of delivery by MFC, on or before the Closing Time, of a certified cheque, bank draft or wire transfer payable to the Escrow Agent for the amount of the full Purchase Price, or payment of the same amount in such other manner as is acceptable to the Corporation, to be held in escrow by the Escrow Agent pursuant to and in accordance with the terms and conditions of the Escrow Agreement, against delivery by the Corporation to MFC of a certificate(s) representing the Special Warrants in the form attached as Schedule "E".

ARTICLE 3
CONVERSION AND REDEMPTION RIGHTS

3.1 Conversion

(a)	Provided an Automatic Conversion Event has not occurred, MFC shall be entitled, at any time and from time to time, immediately after the Closing Time, at its option, to exercise its Conversion Right with respect to all or any part of the Special Warrants then outstanding, and thereby convert all or any portion of its Special Warrants into Common Shares, without payment of any additional consideration, by delivering to the Corporation a Conversion Notice specifying the number of Special Warrants in respect of which it is exercising the Conversion Right. Upon the receipt by the Corporation of a Conversion Notice and surrender of the certificate representing the Special Warrants in respect of which the Conversion Right is exercised, MFC shall be entitled, effective as of the Conversion Date, to receive one or more certificates representing the Common Shares issued in respect of the Special Warrants so converted in accordance with Section 3.1(c) and a certificate representing any Special Warrants not converted, if applicable. For the purposes of this Agreement, no Special Warrant will be considered converted pursuant to the Conversion Right until the Conversion Date.

(b)	Notwithstanding Section 3.1(a) hereof, but subject to Section 3.3 hereof, the Conversion Right shall be deemed to have been exercised, and all outstanding Special Warrants shall be deemed to have been converted, on the occurrence of an Automatic Conversion Event, and MFC shall be entitled, without payment of any additional consideration or undertaking any further action, to receive certificates representing the Common Shares issued in respect of the Special Warrants so converted in accordance with Section 3.1(c).

(c)	As soon as possible after the Conversion Date, the Corporation shall (or shall cause the Corporation's transfer agent to) deliver to the person or persons in whose name or names the Common Shares are to be registered as specified in the relevant Conversion Notice, provided that such Person shall be MFC or an Affiliate of MFC, at the address or addresses specified therein, or to such other person as MFC may otherwise direct in writing, provided that such Person shall be MFC or an Affiliate of MFC, or if no such Conversion Notice has been delivered, to MFC or to such other person as MFC may otherwise direct in writing, provided that such Person shall be MFC or an Affiliate of MFC, a certificate representing the Common Shares issued in respect of the Special Warrants so converted and a certificate representing any Special Warrants not converted, if applicable.

(d)	If any of the Common Shares issuable as contemplated in Section 3.1(a), 3.1(b) or 3.1(c), as applicable, are to be issued to a person or persons other than MFC, MFC shall comply with such reasonable requirements as the Corporation's transfer agent may prescribe, and pay to the Corporation's transfer agent all applicable transfer or similar taxes or fees, and the Corporation shall not be required to cause the issuance or delivery of certificates representing such Common Shares unless MFC has paid the amount of such tax or fee or has established to the satisfaction of the Corporation, acting reasonably, that such fee or tax has been paid or that no such fee or tax is payable and that all Securities Laws with respect to such transfer have been complied with.

(e)	Upon the exercise (including deemed exercise) of the Conversion Right in accordance with this Section 3.1, notwithstanding that certificates representing the Common Shares may not have been issued or delivered (whether pursuant to Section 3.1(d) or otherwise), the Common Shares issuable on the conversion shall be deemed to have been issued, and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares, on the Conversion Date or, if the transfer register for the Common Shares is closed on the Conversion Date, on the first date on which the transfer register is reopened.

(f)	Effective after the exercise or deemed exercise of the Conversion Right and the issuance of Common Shares relating thereto as contemplated in Section 3.1(e), and delivery of the certificate(s) representing the Common Shares so issued as provided in Section 3.1(c), the Special Warrants in respect of which the Conversion Right has been so exercised shall be void and of no further effect.

(g)	The certificates representing Common Shares issued upon exercise or deemed exercise of the Conversion Right will, unless issued at least four months after the Closing Date, bear the following legend:

"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE • {insert date that is four months and one day from the Closing Date}".

(h)	Following each exercise or deemed exercise of the Conversion Right in accordance with Sections 3.1(a) or 3.1(b) and upon issuance of the Common Shares issuable upon such exercise or deemed exercise, the Corporation shall be entitled to receive a pro rata portion of the Escrow Funds corresponding to the number of Special Warrants in respect of which the Conversion Right is exercised or deemed to have been exercised, which shall be paid to the Corporation in accordance with the Escrow Agreement.

3.2 No Fractional Shares

The Corporation shall not be required, upon the exercise or deemed exercise of a Conversion Right, or upon any adjustment in accordance with ARTICLE 4, to issue fractions of Common Shares to any person or to issue certificates which evidence a fractional Common Share. To the extent that MFC or such other person would otherwise have been entitled to receive a fraction or fractions of a Common Share on the conversion or partial conversion of its Special Warrants, or upon any adjustment in accordance with ARTICLE 4, MFC or such other person shall only be entitled to receive, and the Corporation shall only be required to issue, the next lowest whole number of Common Shares. The Corporation shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Common Share.

3.3 Redemption

(a)	Unless the Special Warrants have been previously converted pursuant to Section 3.1, in the event of a Redemption Event or the occurrence of any event or circumstance that may reasonably be expected to constitute a Redemption Event, the Corporation shall forthwith notify MFC thereof, provided that if Compton is uncertain as to whether a Redemption Event has occurred, Compton shall promptly inform MFC in writing of the full particulars of the occurrence giving rise to the uncertainty and shall consult with MFC as to whether the occurrence is of such nature as may constitute a Redemption Event and shall give reasonable consideration to the comments and suggestions of MFC.

(b)	In the event of a Redemption Event:

(i) MFC shall be entitled, at any time after the occurrence of a Redemption Event on and after the date hereof and one day before the Term Date, at its option, to exercise its Redemption Right with respect to all or any part of the Special Warrants then outstanding by delivering to the Corporation a Redemption Notice specifying the number of Special Warrants in respect of which it is exercising the Redemption Right; and

(ii) following the delivery of such Redemption Notice, within two (2) Business Days, MFC shall be entitled to receive a pro rata portion of the Escrow Funds corresponding to the number of Special Warrants in respect of which the Redemption Right is exercised, which shall be paid to MFC in accordance with the Escrow Agreement.

(c)	For greater certainty, and notwithstanding Section 3.3(b), in the event of a Redemption Event, MFC shall have the option, at its sole discretion, to exercise its Conversion Right in respect of any Special Warrants then outstanding, instead of its Redemption Right in respect thereof.

(d)	Effective after the exercise of the Redemption Right and payment of the pro rata portion of the Escrow Funds as contemplated in Section 3.3(b), the Special Warrants in respect of which the Redemption Right has been so exercised shall be void and of no further value or effect.

(e)	Notwithstanding any other provision of this Agreement or the Escrow Agreement, nothing herein or therein shall restrict or limit the ability of the Parties to mutually agree at any time and from time to time that all or any part of the Special Warrants shall be redeemed and repurchased by the Corporation on such terms and conditions as the Parties may agree.

ARTICLE 4
ADJUSTMENTS

4.1 Adjustment to Number of Common Shares

The Conversion Rate shall be subject to adjustment from time to time in the following circumstances and manner:

(a)	Subject to Section 4.2, if and whenever at any time from the Closing Date to the Outside Date, the Corporation shall:

	(i)	subdivide, redivide or change its outstanding Common Shares into a greater number of shares;

	(ii)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

	(iii)	issue Common Shares or securities convertible into or exchangeable for Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or make a distribution to all or substantially all of the holders of Common Shares on its outstanding Common Shares payable in Common Shares or securities convertible into or exchangeable for Common Shares;

then, in each such event, the Conversion Rate shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, or the record date for such issue of Common Shares by way of a stock dividend or distribution, as the case may be, by multiplying the Conversion Rate in effect on such effective date or record date by a fraction:

		(A)	the numerator of which shall be the total number of Common Shares outstanding immediately after such date; and

		(B)	the denominator of which shall be the total number of Common Shares outstanding immediately prior to such date.

Such adjustment shall be made successively whenever any event referred to in this Section 4.1(a) shall occur. Any such issue or distribution of Common Shares or securities convertible into or exchangeable for Common Shares shall be deemed to have been made on the record date for such issue or distribution for the purpose of calculating the number of outstanding Common Shares under Section 4.1(b) and Section 4.1(c).

(b)	Subject to Section 4.2, if and whenever at any time from the Closing and prior to the Outside Date, the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:

	(i)	shares of the Corporation of any class other than Common Shares or other securities of the Corporation;

	(ii)	rights, options or warrants to acquire Common Shares (or securities convertible into or exchangeable for Common Shares) or other securities of the Corporation;

	(iii)	evidences of its indebtedness; or

	(iv)	any property or other assets;

(excluding, in each case, any distribution referred to in Section 4.1(a)) then, in each such case, the Conversion Rate shall be adjusted immediately after such record date so that it shall equal the rate determined by multiplying the Conversion Rate in effect on such record date by a fraction:

	(i)	the numerator of which will be the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; and

	(ii)	the denominator of which will be:

		(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date; less

		(B)	the aggregate fair market value, as determined by the directors of the Corporation, acting reasonably (whose determination will be conclusive, subject to any required TSX approval), to the holders of Common Shares, of such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets so distributed.

Any Common Shares owned by or held for the account of the Corporation or any subsidiary shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Rate shall be readjusted to the Conversion Rate which would then be in effect if such record date had not been fixed or to the Conversion Rate which would then be in effect based upon such shares, other securities, rights, options, warrants, evidences of indebtedness or other assets actually distributed, as the case may be.

(c)	Subject to Section 4.2, if and whenever at any time from the Closing Date and prior to the Outside Date, there is a reclassification of the Common Shares or a capital reorganization of the Corporation (other than as described in Section 4.1(a) or Section 4.1(b)) or an amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, MFC shall, upon exercise or deemed exercise of such Conversion Right, be entitled to receive and shall accept, in lieu of the number of Common Shares to which MFC was prior thereto entitled upon any such exercise or deemed exercise, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such amalgamation, arrangement or merger or to which such sale or conveyance may be made, as the case may be, that MFC would have been entitled to receive on such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, if on the record date or the effective date thereof, as the case may be, MFC had been the registered holder of the number of Common Shares to which immediately before the transaction he was entitled upon exercise or deemed exercise of the Conversion Right. To give effect to or to evidence the provisions of this Section 4.1(c), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, amalgamation, arrangement, merger, sale or conveyance, enter into an agreement which shall provide, to the extent possible, for the application of the provisions set out in this Agreement with respect to the rights and interests thereafter of MFC to the effect that the provisions set out in this Agreement shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which MFC is entitled on the exercise or deemed exercise of the Conversion Right thereafter. Any agreement entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Corporation shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, capital reorganizations, amalgamations, arrangements, mergers, sales or conveyances.

(d)	In any case in which this Section 4.1 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to MFC, the additional Common Shares or other securities or property issuable upon such exercise or deemed exercise as the case may be, by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Corporation shall deliver to MFC, as soon as reasonably practicable after such record date, an appropriate instrument evidencing MFC's right to receive such additional Common Shares or other securities or property upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares or other securities or property declared in favour of holders of record of Common Shares or securities or property on and after the relevant date of exercise or deemed exercise, as the case may be, or such later date as MFC would, but for the provisions of this Section 4.1(d), have become the holder of record of such additional Common Shares or other securities or property pursuant to this Section 4.1.

(e)	In any case in which Section 4.1(b) requires that an adjustment be made to the Conversion Rate, no such adjustment shall be made if MFC receives the shares, evidences of indebtedness or other assets or property referred to in Section 4.1(b), in such kind and number as MFC would have received if it had been a holder of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their Special Warrants having then been converted, to acquire Common Shares at the Conversion Rate in effect on the applicable record date or effective dates as the case may be.

(f)	The adjustments provided for in this Section 4.1 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 4.1, provided that, notwithstanding any other provision of this Section 4.1, no adjustment of the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least one percent in the Conversion Rate then in effect, provided, however, that any adjustments which by reason of this Section 4.1(f) are required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g)	If the Corporation sets a record date to determine the holders of Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, legally abandons its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment shall be made to the Conversion Rate.

(h)	After any adjustment pursuant to this Section 4.1, the term "Common Shares" where used in this Agreement shall be interpreted to mean securities of any class or classes which as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, MFC is entitled to receive upon the exercise or deemed exercise of the Conversion Right and the number of Common Shares to be issued upon any exercise or deemed exercise of an Conversion Right, shall be interpreted to mean the number of Common Shares or other property or securities MFC is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of an Conversion Right comprising part of a Special Warrant, as the case may be.

4.2 No Adjustment for Stock Options, etc.

Notwithstanding anything to the contrary in this ARTICLE 4, no adjustment shall be made pursuant to this Agreement upon or in respect of the issue of Common Shares pursuant to any stock option or stock purchase plan in force from time to time for officers, directors or employees of the Corporation or pursuant to any Option granted or other convertible security issued by the Corporation prior to the date of this Agreement.

4.3 Determination by Corporation's Auditors

In the event of any question arising with respect to the adjustments provided for in this ARTICLE 4, such question shall be conclusively determined by the Corporation's auditors, who shall have access to all necessary records of the Corporation, and such determination shall be binding upon the Corporation, MFC and all other persons interested therein.

4.4 Proceedings Prior to Any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in the Conversion Right, including the Conversion Rate, the Corporation shall take any corporate action which may, in the opinion of Corporation's Counsel, be necessary to ensure that the Corporation has sufficient authorized capital and that the Corporation may validly and legally issue, as fully paid and non-assessable shares, all of the Common Shares which MFC is entitled to receive on the exercise or deemed exercise of the Conversion Right, in accordance with the provisions of this Agreement.

4.5 Action Requiring Adjustment

In case the Corporation, after the date hereof, shall take any action affecting the Common Shares other than the actions described in this ARTICLE 4 which, in the opinion of the directors of the Corporation would materially affect the rights of MFC and/or the Conversion Right attached to the Special Warrants, then the number of Common Shares which are to be received upon the exercise or deemed exercise of the Conversion Right comprising part of the Special Warrants shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may, in their discretion (subject to any required TSX approval), reasonably determine to be equitable to MFC in such circumstances.

4.6 Certificate of Adjustment

The Corporation shall, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this ARTICLE 4, deliver a certificate of the Corporation to MFC specifying the nature of the event requiring such adjustment or readjustment and the amount of the adjustment or readjustment necessitated thereby and setting out in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate shall be supported by a certificate of the Corporation's auditors verifying such calculation.

4.7 Notice of Special Matters

The Corporation covenants with MFC that, so long as any Special Warrants remain outstanding, it will give notice to MFC of its intention to fix the record date for any event referred to in Section 4.1(a) and Section 4.1(b) which may give rise to an adjustment in the Conversion Rate. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be given in each case not less than 14 days prior to such applicable record date.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Corporation

Compton represents and warrants to MFC the matters set out at Schedule "B" and acknowledges that MFC is relying upon these representations and warranties in connection with the entering into of this Agreement and agreeing to purchase the Special Warrants.

5.2 Representations and Warranties of MFC

MFC hereby represents and warrants to Compton the matters set out at Schedule "C" and acknowledges that Compton is relying upon these representations and warranties in connection with the entering into of this Agreement.

ARTICLE 6
COVENANTS

6.1 Covenants of the Corporation

The Corporation covenants and agrees as follows:

(a)	the Special Warrants shall be duly and validly authorized and created and upon the Conversion Date the Common Shares issuable upon conversion of the Special Warrants shall be issued as fully paid and non-assessable Common Shares;

(b)	to duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement;

(c)	to file all documents or information required to be filed by Compton under applicable Laws with respect to the issuance and sale of the Special Warrants or the Common Shares issuable upon the conversion thereof in accordance with timelines prescribed under applicable Laws, and all such documents or information, when filed, shall comply as to form and substance in all material respects with the requirements of applicable Laws;

(d)	until the earlier of: (i) the issuance of the Common Shares upon the exercise or deemed exercise of the Conversion Right; (ii) the redemption of the Special Warrants in accordance with the terms hereof; (iii) the termination of the Support Agreement in accordance with its terms and (iv) thirty (30) days from the Expiry Date, to not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement (I) that is qualified by a reference to a Material Adverse Effect misleading or untrue in any respect, or (II) that is not qualified by a reference to a Material Adverse Effect untrue or incorrect in any respect unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect on Compton;

(e)	until the earlier of: (i) the issuance of the Common Shares upon the exercise of the Conversion Right; (ii) the redemption of the Special Warrants in accordance with the terms hereof; (iii) the termination of the Support Agreement in accordance with its terms and (iv) thirty (30) days from the Expiry Date, to promptly notify MFC in writing of any Material Adverse Effect and of any change in any representation or warranty provided by Compton in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect, and Compton shall in good faith discuss with MFC any change in circumstances (actual, anticipated, contemplated, or to the knowledge of Compton, threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to MFC pursuant to this provision;

(f)	until the earlier of: (i) the issuance of the Common Shares upon the exercise of the Conversion Right; (ii) the redemption of the Special Warrants in accordance with the terms hereof; (iii) the termination of the Support Agreement in accordance with its terms and (iv) thirty (30) days from the Expiry Date, to use all reasonable commercial efforts to continue to be a "reporting issuer" (or the equivalent thereof) in each of the provinces of Canada in which it is a reporting issuer as at the date hereof and in material compliance with all Securities Laws in such provinces, and the Common Shares shall continue to be listed on the TSX;

(g)	to use all reasonable commercial efforts to obtain the acceptance of the TSX of the issuance and sale of the Special Warrants as provided herein and the approval of the TSX for the listing of the Common Shares issuable on conversion of the Special Warrants, and to satisfy any conditions imposed by the TSX in respect of such acceptance and approval;

(h)	until the earlier of: (i) the issuance of the Common Shares upon the exercise of the Conversion Right; (ii) the redemption of the Special Warrants in accordance with the terms hereof; (iii) the termination of the Support Agreement in accordance with its terms and (iv) thirty (30) days from the Expiry Date, to preserve and maintain in full force and effect its existence and good standing under the laws of the Province of Alberta; and

(i)	to use any Escrow Funds received by the Corporation hereunder to immediately pay down the Bank Facility.

6.2 Covenants of MFC

MFC covenants and agrees to duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement. MFC further covenants and agrees that if required by any Securities Laws or the regulations, rules, policies of any stock exchange or other regulatory authority, MFC will assist the Corporation in filing a report of exempt distribution in prescribed form(s) with respect to the issuance of the Special Warrants.

ARTICLE 7
CONDITIONS

7.1 Mutual Conditions

The respective obligations of each Party hereto to complete the issuance and sale of the Special Warrants is subject to the satisfaction (or waiver by the respective Party), at or before the Closing, of the following conditions:

(a)	no act, action, suit or proceeding shall have been threatened or taken before or by any Governmental Entity, whether or not having the force of Law, and no Law shall have been proposed, enacted, promulgated or applied, in either case:

	(i)	to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by or the sale to MFC of the Special Warrants or of Common Shares, whether upon conversion of the Special Warrants or otherwise (other than any prohibition or material limitation concerning the acquisition of Common Shares that applies to MFC pursuant to Securities Laws of general application in effect as at the date hereof), or the right of MFC to own or exercise full rights of ownership of Special Warrants or Common Shares;

	(ii)	which, if the issuance and sale of the Special Warrants or the Common Shares issuable on the conversion thereof was consummated, would reasonably be expected to have a Material Adverse Effect on Compton; or

	(iii)	which would materially and adversely affect the ability of MFC to be issued the Common Shares on conversion of the Special Warrants or to otherwise acquire Common Shares;

(b)	there shall not exist any prohibition at Law against MFC acquiring the Special Warrants or any Common Shares, whether upon conversion of the Special Warrants or otherwise;

(c)	the TSX shall have conditionally accepted and approved, in writing, the issuance and sale of the Special Warrants as provided herein and the listing of the Common Shares issuable on conversion of the Special Warrants;

(d)	the Corporation shall have obtained all necessary approvals in connection with the issuance of the Special Warrants as required by applicable Laws;

(e)	the Corporation shall have received all required consents, approvals, authorizations, permits and waivers of third parties necessary for the Corporation to consummate the sale of the Special Warrants to MFC (other than as contemplated in Section 7.1(c); and

(f)	the Parties shall have entered into an agreement with the Escrow Agent with respect to administration of the Escrow Funds, including the receipt, investment and release thereof (the "Escrow Agreement"), in substantially the form attached hereto as Schedule "F".

7.2 Conditions in favour of MFC

The obligation of MFC to consummate the transactions described in this Agreement is subject to the satisfaction (or waiver by MFC in its sole discretion), at or before the Closing Date, of the following conditions:

(a)	Representations and Warranties Correct. All representations and warranties of Compton in the Agreement:

(i) that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects at the Closing Time with the same effect as though made as of the Closing Time, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date; and

(ii) that are not qualified by a reference to a Material Adverse Effect (other than with respect to outstanding share capital (on an undiluted and fully-diluted basis) which shall be true and correct in all respects at the Closing Time with the same effect as though made as of the Closing Time, except for changes thereto resulting from the issuance of Common Shares under the terms of the Options) shall be true and correct in all respects at the Closing Time with the same effect as though made as of the Closing Time, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date, unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect.

(b)	Covenants. Compton shall have observed and performed its covenants in the Agreement and the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by Compton at or prior to the Closing Time.

(c)	Officer's Certificate. The Corporation shall have delivered to MFC a certificate, executed by two duly authorized officers of the Corporation dated as of the Closing Date and in the form attached hereto as Schedule "D".

(d)	Opinion of Corporation's Counsel. MFC shall have received a legal opinion of the Corporation's Counsel in form and substance satisfactory to MFC and MFC's Counsel, acting reasonably, and customary for transactions of this nature.

(e)	Material Adverse Effect. There shall not exist or have occurred, in the judgment of MFC, acting reasonably, a Material Adverse Effect in respect of Compton.

(f)	Other Documents and Undertakings. MFC shall have received from the Corporation such other documents as it may reasonably request.

(g)	Bank Facility Extension. The Corporation shall have received the Bank Facility Extension.

7.3 Conditions in favour of the Corporation

The obligation of the Corporation to consummate the transactions described in this Agreement is subject to the satisfaction (or waiver by the Corporation), at or before the Closing Date, of the following conditions:

(a)	Representations and Warranties Correct. The representations and warranties of MFC set forth in this Agreement shall be true and correct as of the Closing Time with the same effect as though made as of the Closing Time, except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date.

(b)	Performance of Obligations. MFC shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)	Payment. MFC shall have provided payment for the Special Warrants in accordance with Section 2.4.

ARTICLE 8
NOTICES

8.1 Notice

Any notice, consent or approval required or permitted to be given in connection with this Agreement (referred to in this Section as a "Notice") shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail.

(a)	if to MFC:

MFC Industrial Ltd.
1620 – 400 Burrard Street
Vancouver, British Columbia V6C 3A6

	Attention:	President
	Facsimile:	(604) 683-3205
	Email:	mjsmith@mfinancialcorp.hk

with a copy to:

Sangra Moller LLP
1000 Cathedral Place
925 West Georgia Street
Vancouver, British Columbia V6C 3L2

	Attention:	Harjit S. Sangra
	Facsimile:	(604) 699-8803
	Email:	hsangra@sangramoller.com

(b)	if to Compton:

Compton Petroleum Corporation
Suite 500, Bankers Court
850 - 2nd Street SW
Calgary, AB T2P 0R8

	Attention:	Chief Financial Officer
	Fax:	(403) 668-6700
	Email:	lcassidy@comptonpetroleum.com

with a copy to:

Stikeman Elliott LLP
4300 Bankers Hall West
888 - 3rd Street S.W.
Calgary, AB T2P 5C5

	Attention:	Leland Corbett
	Fax:	(403) 266-9034
	Email:	lcorbett@stikeman.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

ARTICLE 9
DISCLOSURE

9.1 Future Disclosure

The Corporation shall not make any public disclosure, by press release or otherwise, of the name of MFC or any of its Affiliates, their affairs or the nature of this Agreement, without the prior written consent of MFC. Notwithstanding the foregoing, MFC acknowledges that the Corporation may be required by law, securities regulation or policies of a stock exchange to make certain disclosures and the Corporation shall be permitted to do so, provided that the Corporation shall first provide a copy of such disclosure to MFC for review and any timely comments and shall act reasonably in incorporating any comments reasonably requested by MFC with respect thereto (subject to the Corporation's obligations under Securities Laws to make timely disclosure of material information). Notwithstanding the foregoing, at the request of the Corporation, MFC may pre-approve certain disclosures in respect of MFC and, once pre-approved, such disclosure may be made by the Corporation without review or approval of MFC, until MFC advises the Corporation otherwise.

ARTICLE 10
MISCELLANEOUS

10.1 Entire Agreement

This Agreement, including all Schedules hereto, together with documents to be delivered pursuant hereto, constitutes the entire agreement between the parties hereto, and cancels and supersedes all prior agreements and understandings between the parties hereto, with respect to the subject matter hereof.

10.2 Survival of Representations and Warranties

The representations, warranties and covenants set out in this Agreement or confirmed in any certificate or other document delivered pursuant hereto will survive the termination of this Agreement and completion of the transactions contemplated hereby and shall continue in full force and effect for the benefit of the Corporation and MFC, as the case may be, for a period of two (2) years from the date hereof. For greater certainty, the representations and warranties of Compton incorporated by reference herein at Schedule "B" shall survive in accordance with the foregoing sentence, notwithstanding any earlier termination of the Support Agreement.

10.3 Assignment

Neither this Agreement nor any rights or obligations under this Agreement shall be assignable by operation of law, amalgamation or otherwise by any Party without the prior written consent of the other Party, except that MFC may assign, without being required to obtain the Corporation's consent, all or part of its rights or obligations hereunder to one or more of its direct or indirect wholly-owned subsidiaries, but no such assignment shall relieve MFC of its obligations hereunder. Subject thereto, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. No third party shall have any rights hereunder unless expressly stated to the contrary.

10.4 Further Assurances

The Parties shall with reasonable diligence do all such things and provide all such reasonable assurances as may be required to consummate the transaction contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

10.5 Expenses

The Parties agree that all costs and expenses of the Parties relating to the Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid by the Party incurring such expenses.

10.6 Change in Common Shares

The provisions of this Agreement relating to Common Shares or other securities of the Corporation shall apply mutatis mutandis to any Common Shares or securities into which the Common Shares may be converted, changed, reclassified, re-divided, re-designated, redeemed, subdivided or consolidated and any Common Shares or securities of the Corporation or of any successor or continuing company or corporation to the Corporation that may be received by shareholders of the Corporation pursuant to a reorganization, amalgamation, arrangement, consolidation or merger, statutory or otherwise.

10.7 Time of the Essence

Time shall be of the essence in this Agreement.

10.8 Amendments

This Agreement may only be amended by a written instrument signed by the parties hereto.

10.9 Governing Law

This Agreement shall be governed in all respects, including as to validity, interpretation and effect by the Laws of the Province of Alberta and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined by the non-exclusive jurisdiction of the courts of the Province of Alberta in the City of Calgary, Alberta unless such action or proceeding is necessary to obtain injunctive relief from any breach or threatened breach of this Agreement in a jurisdiction other than Alberta.

10.10 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.11 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile or email transmission and all such counterparts and facsimiles or electronically-transmitted documents shall together constitute one and the same agreement.

10.12 Waiver

No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.13 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.

10.14 Reliance

The parties hereto acknowledge and agree that they have entered into this Agreement in reliance upon each of the representations, warranties, covenants and agreements herein of the other party hereto.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Name:	Michael Smith
Title:	President and Chief Executive Officer

COMPTON PETROLEUM CORPORATION

By:	/s/ Dr. Edward Bogle
Name:	Dr. Edward Bogle
Title:	President and Chief Executive Officer

SCHEDULE "A"

CONVERSION NOTICE

TO:	Compton Petroleum Corporation (the "Corporation")
Suite 500, Bankers Court
850 - 2nd Street SW
Calgary, AB T2P 0R8

AND TO:	Computershare Trust Company of Canada

(1)	The undersigned holder of Special Warrants of the Corporation hereby exercises its Conversion Right in respect of _________ Special Warrants as of and effective ______________, _______ and on the terms specified in the Special Warrant Agreement dated as of July 6, 2012 between the Corporation and MFC Industrial Ltd. (the "Agreement"), as such number of Special Warrants and any Common Shares issuable on conversion thereof may be adjusted in accordance with the terms of said agreement.

(2)	The undersigned hereby irrevocably directs that the Common Shares issuable on conversion of the Special Warrants be issued and delivered as follows:

	Address(es)	Number(s) of Special
Name(s) in Full	(Include Postal or Zip Code)	Warrants Converted

(Please print full name in which the Common Share certificates are to be issued.)

Terms not defined herein shall have the same meanings ascribed to them in the Agreement.

DATED this ___________ of ________________________, ________.

Signature of Subscriber

Name of Subscriber

Address of Subscriber (include postal or zip code)

☐	Please check box if the certificates are to be held for pick up, failing which the certificates will be mailed to the address set forth above.

A-1

SCHEDULE "B"

REPRESENTATIONS AND WARRANTIES OF COMPTON

All of the representations and warranties of the Corporation contained in the Support Agreement are true and correct as at the date hereof. The Corporation confirms and agrees that MFC will have the benefit of all of the representations and warranties provided to or for the benefit of MFC under the Support Agreement as if such representations and warranties were made directly by the Corporation to MFC under this Agreement, and all such representations and warranties are incorporated herein by reference.

B-1

SCHEDULE "C"

REPRESENTATIONS AND WARRANTIES OF MFC

(a)	Organization and Qualification. MFC is a corporation duly incorporated, amalgamated, continued or created and validly existing under the Laws of its jurisdiction of incorporation, amalgamation, continuance or creation and has all necessary corporate or legal power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted.

(b)	Authority Relative to this Agreement. MFC has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by MFC as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by MFC and the performance by MFC of its obligations under this Agreement have been duly authorized by the board of directors of MFC and no other corporate proceedings on its part are necessary to authorize this Agreement or the performance of its obligations hereunder. This Agreement has been duly executed and delivered by MFC, and constitutes a legal, valid and binding obligation of MFC, enforceable against MFC in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violation. Neither the authorization, execution and delivery of this Agreement by MFC, nor the completion of the transactions contemplated by this Agreement, nor compliance by MFC with any of the provisions hereof will result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, material penalty or payment obligation under any provision of its articles, charters or by-laws or other comparable organizational documents.

(d)	Statutory Exemption Available. MFC is (or is deemed to be) purchasing the Special Warrants as principal for its own account, not for the benefit of any other person, for investment only and not with a view to the resale or distribution of all or any of the Special Warrants (or the Common Shares issuable on conversion of the Special Warrants), and it is an "accredited investor", as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators, and was not created or used solely to purchase or hold securities as an accredited investor.

C-1

SCHEDULE "D"

COMPTON OFFICER'S CERTIFICATE

TO: MFC INDUSTRIAL LTD.

RE: Special Warrant Agreement dated as of July 6, 2012 (the "Agreement") between MFC Industrial Ltd. ("MFC") and Compton Petroleum Corporation (the "Corporation")

The undersigned, in his capacity as the • of the Corporation, hereby certifies, for and on behalf of the Corporation and not in his personal capacity, that:

(a)	all representations and warranties of the Corporation in the Agreement:

(i) that are qualified by a reference to a Material Adverse Effect shall be true and correct in all respects; and

(ii) that are not qualified by a reference to a Material Adverse Effect (other than with respect to outstanding share capital (on an undiluted and fully-diluted basis) which shall be true and correct in all respects except for changes thereto resulting from the issuance of Common Shares under the terms of the Options) shall be true and correct in all respects unless the failure to be true or correct has not had or would not reasonably be expected to have a Material Adverse Effect;

(b)	the Corporation has observed and performed its covenants in the Agreement and in the Support Agreement in all material respects to the extent that such covenants were to have been observed or performed by the Corporation at or prior to the Closing Time;

(c)	the Corporation has made and/or obtained, on or prior to the Closing Time on the Closing Date, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound in respect of the issuance of the Special Warrants to MFC and the consummation of the other transactions contemplated by the Agreement that are required to be made prior to the Closing Time; and

(d)	no event of a nature referred to in Section 7.2(e) of the Agreement has occurred since the date of the Agreement or to my knowledge is pending, contemplated or threatened.

This certificate is given pursuant to Section 7.2(c) of the Agreement. Capitalized terms not otherwise defined herein and contained in this certificate have the same meanings given to such terms in the Agreement.

DATED this • day of July, 2012.

Per:
Name:
Title:

D-1

SCHEDULE "E"

FORM OF CERTIFICATE REPRESENTING SPECIAL WARRANTS

**********

SPECIAL WARRANT CERTIFICATE

CERTIFICATE NO. SW-1	NO. OF SPECIAL WARRANTS 6,548,498

COMPTON PETROLEUM CORPORATION

(a corporation existing under the laws of the Province of Alberta)

THIS IS TO CERTIFY THAT

MFC INDUSTRIAL LTD.

(the "Holder") is the registered holder of 6,548,498 fully paid Special Warrants issued by COMPTON PETROLEUM CORPORATION (the "Corporation") entitling the Holder to acquire, subject to adjustment, upon conversion (including automatic conversion) of each Special Warrant represented hereby and without payment of any additional consideration, one (1) fully paid and non-assessable common share (a "Common Share") of the Corporation, subject to adjustment in accordance with the Special Warrant Agreement dated July 6, 2012 between the Corporation and the Holder (the "Special Warrant Agreement").

The Special Warrants represented by this Special Warrant Certificate are issued under and pursuant to the terms and conditions of the Special Warrant Agreement. Reference is made to the Special Warrant Agreement and any instruments supplemental thereto for a full description of the rights of the Holder of the Special Warrants and the terms and conditions upon which the Special Warrants are, or are to be, issued, converted, adjusted, redeemed and held, with the same effect as if the provisions of the Special Warrant Agreement and all instruments supplemental thereto were herein set forth. In the event of any conflict between the provisions of this Special Warrant Certificate and the provisions of the Special Warrant Agreement, the provisions of the Special Warrant Agreement will govern.

IN WITNESS WHEREOF the Corporation has caused this Special Warrant Certificate to be signed by its duly authorized officer as of ____________________________.

COMPTON PETROLEUM CORPORATION

By:
Authorized Officer

EXERCISE OF REDEMPTION RIGHT

Following the occurrence of a Redemption Event, a Notice requiring the Corporation to redeem Special Warrants may be given during business hours on any Business Day to the Corporation at its principal office in the City of Calgary by delivery to the Corporation of the Special Warrant Certificate that represents the Special Warrants to be redeemed by the Corporation together with the Notice requesting redemption which appears below duly completed and properly executed. No such form of endorsement or manner of execution shall be sufficient unless the same is in all respects satisfactory to the Corporation, acting reasonably, and is accompanied by any further evidence that the Corporation may reasonably require with respect to the identity, capability and authority of a person giving such Notice.

E-1

Upon receipt of a Notice to redeem Special Warrants, the holder shall thereafter cease to have any rights with respect to the Special Warrants tendered for redemption (other than to receive the redemption payment therefor).

NOTICE OF REDEMPTION

TO: COMPTON PETROLEUM CORPORATION

The undersigned registered holder of the within Special Warrant Certificate hereby tenders the Special Warrants represented by the within Special Warrant Certificate to the Corporation for redemption, subject to the terms and conditions set out in the Special Warrant Agreement.

If less than the full number of the within Special Warrants is to be redeemed, indicate in the space provided the number to be redeemed.

Special Warrants Only.

Dated:

Signature:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE •, 2012.

E-2

SCHEDULE "F"

FORM OF ESCROW AGREEMENT

(See attached.)

ESCROW AGREEMENT

THIS ESCROW AGREEMENT is dated as of July __, 2012.

AMONG:

COMPTON PETROLEUM CORPORATION, a corporation existing under the laws of the Province of Alberta (the "Company")

AND:

MFC INDUSTRIAL LTD., a corporation existing under the laws of the Province of British Columbia (the "Purchaser")

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company continued under the federal laws of Canada (the "Escrow Agent")

WHEREAS:

A.	The Company and the Purchaser are parties to a special warrant agreement dated July 6, 2012 setting forth the terms and conditions for the issuance to the Purchaser of 6,548,498 special warrants (the "Warrants") of the Company at a price of $1.25 per Warrant by way of a private placement (the "Special Warrant Agreement").

B.	The Special Warrant Agreement provides that the Purchase Price, representing the aggregate purchase price payable by the Purchaser for the Warrants, shall be held in escrow in a segregated escrow account pending the occurrence of a Release Event.

C.	The Company and the Purchaser wish to deposit the Purchase Price with the Escrow Agent to hold in escrow upon the terms and conditions hereof.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

ARTICLE I – INTERPRETATION

1.1 Definitions. Where used in this Agreement, including the recitals hereto, the following terms shall have the following respective meanings:

"Approved Bank" has the meaning ascribed to it under Section 3.1(i);

"Business Day" means any day, other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in the cities of Calgary, Alberta and Vancouver, British Columbia are generally authorized or obliged by Law to close;

"Confirmation Notice" has the meaning ascribed to such term in Section 4.1;

"Distribution" means a distribution, as provided herein, of all or a portion of the Escrow Proceeds;

"Distribution Notice" means a written notice signed by the Company or the Purchaser: (i) specifying that a Release Event has occurred, along with the particulars for such Release Event; (ii) directing that a Distribution be made; and (iii) specifying the Recipient for the Distribution;

"Purchase Price" means $8,185,622.50 payable by the Purchaser pursuant to the Special Warrant Agreement;

"Earned Interest" shall have the meaning ascribed to it under Section 2.2;

"Escrow Proceeds" shall have the meaning ascribed to it under Section 2.2;

"Joint Direction" means a written direction jointly signed by the Company and the Purchaser directing the Escrow Agent to release the Escrow Proceeds, or a portion thereof, to a Recipient or to a successor escrow agent;

"Objection Notice" has the meaning ascribed to it under Section 4.1;

"Other Party" has the meaning ascribed to it under Section 4.1;

"Party" means a party to this Agreement and any reference to a party includes its successors and permitted assigns, and "Parties" means every Party;

"Recipient" means either: (i) the Purchaser, or (ii) the Company, as the case may be; and

"Release Event" means from time to time: (i) the occurrence of an Automatic Conversion Event or the exercise by the Purchaser of its Conversion Right, and in each case the issuance of Common Shares to the Purchaser in respect thereof pursuant to the terms of the Warrants, and/ or (ii) the exercise by the Purchaser of its Redemption Right;

"Requesting Party" has the meaning ascribed to it under Section 4.1.

In addition to the foregoing, capitalized terms used in this Agreement and not otherwise defined shall carry their respective meanings as set forth in the Special Warrant Agreement (including any terms incorporated therein from the Support Agreement between the Company and the Purchaser dated July 6, 2012) unless the context of this Agreement otherwise requires.

1.2 Conflicts. This Agreement is made pursuant to and subject to the provisions of the Special Warrant Agreement and in the event of any conflict or inconsistency between the terms and conditions of the Special Warrant Agreement and the terms and conditions hereof, the terms and conditions of the Special Warrant Agreement shall prevail.

ARTICLE II – ESTABLISHMENT OF ESCROW ACCOUNT

2.1 Authorization of Escrow Agent. The Company and the Purchaser hereby appoint the Escrow Agent to serve as escrow agent hereunder. The Escrow Agent accepts such agency appointment and agrees to hold and distribute the Escrow Proceeds in accordance with this Agreement.

2.2 Establishment of Escrow Proceeds. The Escrow Agent hereby acknowledges receipt from the Purchaser of the Purchase Price, such deposit, together with all interest earned thereon (the "Earned Interest"), shall constitute the escrow proceeds (the "Escrow Proceeds") to be held in escrow and disbursed by the Escrow Agent subject to the terms and conditions of this Agreement.

2.3 Purpose of Escrow Proceeds. The Escrow Proceeds have been deposited with the Escrow Agent for the purpose of securing the Company's obligations to pay the redemption price to the Purchaser for any Warrants redeemed by the Company pursuant to the Special Warrant Agreement. The Escrow Proceeds shall be payable by the Escrow Agent to the Recipient in accordance with this Agreement

ARTICLE III – PROTECTION OF ESCROW FUNDS

3.1 Protection by Escrow Agent. The Escrow Agent shall:

(i)	Until released in accordance with this Agreement, the Escrow Proceeds shall be kept segregated in the records of the Escrow Agent and shall be deposited in one or more interest-bearing trust accounts to be maintained by the Escrow Agent in the name of the Escrow Agent at one or more banks listed in Schedule "A" to this Agreement (each such bank, an "Approved Bank"). The Escrow Agent shall pay to the Recipient interest at an annual rate which is equal to 2.5 percent less than the prime rate of interest announced from time to time by The Bank of Nova Scotia on Canadian dollar loans made to its most credit worthy customers in Canada. Such payment obligation shall be calculated daily and paid to the applicable Recipient upon a Distribution as provided hereby. The Escrow Agent shall be entitled to retain for its own benefit, as partial compensation for its services hereunder, any amount of the interest earned on the Escrow Proceeds that is not payable to a Recipient pursuant to this section.

(ii)	All amounts held by the Escrow Agent pursuant to this Agreement shall be held by the Escrow Agent for the Recipient and the delivery of the Escrow Proceeds to the Escrow Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Escrow Agent pursuant to this Agreement are at the sole risk of the Recipient and, without limiting the generality of the foregoing, the Escrow Agent shall have no responsibility or liability for any diminution of the Escrow Amount which may result from any deposit made with an Approved Bank pursuant to this Section 3.1, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Escrow Agent will have acted prudently in depositing the Escrow Proceeds at any Approved Bank, and that the Escrow Agent is not required to make any further inquiries in respect of any such bank.

3.2 Benefit of Earned Interest. Any Earned Interest on the Escrow Proceeds shall be for the benefit of the party to whom the Escrow Proceeds or any portion thereof is released, pro rata to such release amount.

3.3 No Other Claims. No Person other than a Recipient has, or shall have, any claim to the Escrow Proceeds or any part thereof.

3.4 Delivery into Court. If, at any time, there shall exist any dispute between the Company and the Purchaser with respect to the holding or disposition of any portion of the Escrow Proceeds, or any other obligations of the Escrow Agent hereunder, or if at any time the Escrow Agent is unable to determine, to the Escrow Agent's sole satisfaction, the proper disposition of all or any portion of the Escrow Proceeds, or the Escrow Agent's proper actions with respect to its obligations hereunder, then the Escrow Agent may, in its sole discretion, take any or any combination of the following actions:

(a)	rely upon the unanimous written direction of the Company and the Purchaser to resolve any such dispute;

(b)	suspend the performance of any of its obligations under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of the Escrow Agent or until a successor Escrow Agent shall have been appointed (as the case may be); provided however, that the Escrow Agent shall continue to hold the Escrow Proceeds in accordance with Article 2 hereof; and/or

(c)	petition (by means of an interpleader action or any other appropriate method) the Supreme Court of British Columbia for instructions with respect to such dispute or uncertainty and deliver into such court the Escrow Proceeds for holding and disposition in accordance with the instructions of such court.

The Escrow Agent shall have no liability to the Company or the Purchaser or any prospective recipient of any portion of the Escrow Proceeds or any other person with respect to any such action taken by the Escrow Agent pursuant to this Section 3.4, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Proceeds or any delay in or with respect to any other action required or requested of the Escrow Agent.

ARTICLE IV – DISTRIBUTION OF ESCROW FUNDS

4.1 Distribution Notice. Upon receipt of a Distribution Notice from time to time from either the Company or the Purchaser (the "Requesting Party"), the Escrow Agent shall forthwith deliver a copy of such Distribution Notice to the other Party (the "Other Party") together with written notice (the "Confirmation Notice") that a distribution will be made of the Escrow Proceeds, or a portion thereof, in accordance with the terms of such Distribution Notice and this Agreement unless such Other Party delivers an objection to the proposed distribution in writing (the "Objection Notice") to the Escrow Agent prior to such distribution.

4.2 Distributions. The Escrow Agent shall, on the second Business Day following delivery of the Confirmation Notice to the other Party, distribute the Escrow Proceeds, or portion thereof, in accordance with the terms of the Distribution Notice if, and only if:

(a)	the Other Party has provided written notice to the Escrow Agent and the Requesting Party that it does not object to the proposed distribution (in which event such distribution shall be made forthwith upon the Escrow Agent's receipt of such written notice); or

(b)	the Other Party fails to provide written objections to the Escrow Agent and the Requesting Party prior to the second Business Day following delivery of the Confirmation Notice to such Other Party.

For certainty, the Escrow Agent shall not distribute the Escrow Proceeds, or any portion thereof, in accordance with the terms of the Distribution Notice if the Other Party has, prior to the second Business Day following delivery of the Confirmation Notice to the Other Party, provided an Objection Notice to the Escrow Agent and the Requesting Party. In the event the Escrow Agent receives an Objection Notice by such time, the Escrow Agent shall continue to hold the Escrow Proceeds in accordance with Article 2 hereof until such time as it receives a Joint Direction respecting the distribution of the Escrow Proceeds, or a portion thereof, or receives an order from the British Columbia Supreme Court ordering the distribution of the Escrow Proceeds, or a portion thereof, pursuant to Section 5.2 hereof.

4.3 Joint Directions. The Escrow Agent shall follow all Joint Directions

ARTICLE V – ESCROW AGENT'S DUTIES

5.1 No Liability. The Escrow Agent shall have no liability or obligation with respect to the Escrow Proceeds except in the case of the Escrow Agent's wilful misconduct, fraud, bad faith or gross negligence. The Escrow Agent shall be obligated solely for the performance of such duties as are specifically set forth herein and for the safekeeping and distribution of the Escrow Proceeds in accordance with the terms of this Agreement. The Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. The Escrow Agent may rely upon any instrument, including Joint Directions and Distribution Notices, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to have signed the same and to have conformed to the provisions of this Agreement. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages arising from any failure or purported failure to perform its duties hereunder. The Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Proceeds or this Agreement, or to appear in, prosecute or defend any such legal action or proceeding. The Escrow Agent may, but is not obligated to, consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of its duties hereunder, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in good faith, whether or not in accordance with the opinion or instruction of such counsel. The Company and the Purchaser shall promptly pay, upon demand, the reasonable fees and expenses of such counsel. The Escrow Agent shall not be required to expend or risk its own funds or otherwise incur financial liabilities in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers hereunder.

5.2 Court Orders. The Escrow Agent is authorized to comply with any orders issued or any process entered by any court with respect to the Escrow Proceeds, without determination by the Escrow Agent of such court's jurisdiction in the matter. If the payment, assignment, transfer, conveyance or delivery of the Escrow Proceeds shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized to rely upon and comply with any such order, judgment or decree without the need for appeal or other action; and if the Escrow Agent complies with any such order, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

5.3 Indemnity. From and at all times after the date of this Agreement, the Company and the Purchaser shall, to the fullest extent permitted by law and to the extent provided herein, jointly and severally indemnify and hold harmless the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent (collectively, the "Indemnified Parties") against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable lawyers' fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, including without limitation the Company and the Purchaser, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or provincial securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence, fraud, bad faith or willful misconduct of such Indemnified Party. If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify the Company and the Purchaser in writing and the Company and the Purchaser shall assume the defence thereof, including the employment of counsel and the payment of all reasonable expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel (who may be selected by such Indemnified Party in its sole discretion) in any such action and to participate in the defence thereof, and the reasonable fees and expenses of such counsel shall be paid by such Indemnified Party, except that the Company and the Purchaser shall be required to pay such fees and expenses if (a) the Company and the Purchaser agree to pay such fees and expenses, or (b) the Company and the Purchaser shall fail to assume the defence of such action or proceeding or shall fail, in the reasonable discretion of such Indemnified Party, to employ counsel satisfactory to the Indemnified Party in any such action or proceeding, or (c) the named parties to any such action or proceeding (including any impleaded parties) include both Indemnified Party and the Company and the Purchaser, and the Indemnified Party shall have been advised by counsel that there may be one or more legal defences available to it which are different from or additional to those available to the Company and the Purchaser. The Company and the Purchaser shall be jointly and severally liable to pay reasonable fees and expenses of counsel pursuant to the preceding sentence, except that any obligation to pay under clause (a) shall apply only to the party so agreeing. All such fees and expenses payable by the Company and the Purchaser pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. The indemnity provided for in this Section 5.3 shall survive any termination of this Agreement pursuant to Section 7.1 of this Agreement.

5.4 Resignation of Escrow Agent. The Escrow Agent may resign as escrow agent by delivering written notice to that effect at least 10 days prior to the effective date of such resignation to the Company and the Purchaser. In the event of such resignation, a successor escrow agent shall be appointed by mutual agreement between the Company and the Purchaser. From and after the appointment of a successor escrow agent pursuant to this Section 5.4, all references herein to the Escrow Agent, in its capacity as escrow agent, shall be deemed to be to such successor escrow agent.

5.5 Agency Only. The Escrow Agent accepts the duties and responsibilities under this Agreement as agent, and no trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

ARTICLE VI – ESCROW AGENT FEES AND DISBURSEMENTS

6.1 Escrow Agent's Fees and Disbursements. The Company agrees to pay the Escrow Agent's reasonable fees and disbursements as invoiced from time to time in connection with the provision of the services to be provided by the Escrow Agent hereunder.

ARTICLE VII – MISCELLANEOUS PROVISIONS

7.1 Termination of Agreement. This Agreement shall terminate and cease to be of any force and effect on the date upon which all of the Escrow Proceeds are distributed by the Escrow Agent in accordance with the provisions hereof, unless earlier terminated by mutual agreement of the Company and the Purchaser.

7.2 Headings. The division of this Agreement into Articles and Sections, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

7.2 Number and Gender. Unless the context requires otherwise, words importing the singular include the plural and vice versa and words importing gender include all genders.

7.3 Currency. Except as otherwise expressly provided in this Agreement all references to "$" or "dollars" are to Canadian dollars.

7.4 Section References. Unless the context requires otherwise, references in this Agreement to Sections are to Sections of this Agreement.

7.5 Parties in Interest. This Agreement is not intended, nor shall it be construed, to confer any enforceable rights on any Person other than the Parties and their heirs, personal representatives, successors and assigns.

7.6 Notices.

(a)	All notices and other communications hereunder shall be in writing and shall be effectively given and made if (i) delivered personally, (ii) sent by prepaid courier service, or (iii) sent prepaid by fax or other similar means of recorded electronic communications, in each case to the applicable address set out below:

	(i)	If to the Purchaser:

MFC Industrial Ltd. 1620 – 400 Burrard Street Vancouver, B.C. V6C 3A6

Attention:	President
Fax:	(604) 683-3205

with a copy (which shall not constitute notice) to:

Sangra Moller LLP Suite 1000 925 West Georgia Street Vancouver, B.C. V6C 3L2

Attention:	H.S. Sangra
Fax:	(604) 669-8803

(ii)	If to the Company:

Compton Petroleum Corporation Suite 500, Bankers Court 850 - 2nd Street SW Calgary, AB T2P 0R8

	Attention:	Chief Financial Officer
	Fax:	(514) 871-0551

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP 4300 Bankers Hall West 888 - 3rd Street S.W. Calgary, AB T2P 5C5

	Attention:	Leland Corbett
	Fax:	(403) 266-9034

(iii)	If to the Escrow Agent:

Computershare Trust Company of Canada 2nd floor, 510 Burrard Street Vancouver, BC V6C 3B9

	Attention:	Manager, Corporate Trust
	Facsimile:	604.661.9403

(b)	Any such communications so given or made shall be deemed to have been given or made and to have been received on the day of delivery, or on the day of faxing or sending by other means of recorded electronic communication (communication sent by facsimile shall be deemed to have been given and made and to have been received on production of a transmission report from the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the relevant facsimile number of the recipient), provided that such day in either event is a Business Day in the place the communication is received and the communication is so delivered, faxed or sent before 4:30 p.m. (local time) on such day in the place the communication is received. Any facsimile or recorded electronic communication not so delivered, faxed or sent shall be deemed to have been given and made and to have been received on the next following Business Day in the place the Communication is received. Any such communication given or made in any other manner shall be deemed to have been given or made and to have been received only upon actual receipt.

(c)	Any Party may from time to time change its address under this Section 7.6 by notice to the other Parties given in the manner provided by this Section.

7.7 Severability. If any one or more provisions in this Agreement, for any reason, shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of any such provision in any other respect and the remaining provisions of this Agreement shall not be in anyway impaired.

7.8 Counterparts. This Agreement may be executed and endorsed in one or more counterparts and by facsimile and each counterpart shall, for all purposes, be deemed to be an original, but all counterparts shall together constitute one and the same instrument.

7.9 Governing Law. The validity, enforcement and construction of this Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein and all disputes hereunder shall be brought in the Supreme Court of British Columbia.

7.10 Amendment and Waivers. No amendment of this Agreement will be effective unless made in writing and signed by the Parties. A waiver of any default, breach or non-compliance under this Agreement is not effective unless in writing and signed by the Party to be bound by the waiver. No waiver shall be inferred from or implied by any failure to act or delay in acting by a Party in respect of any default, breach or non-observance or by anything done or omitted to be done by the other Party in respect of any default, beach or non-observance or by anything done or omitted to be done by the other Party. The waiver by any Party of any default, breach or non-compliance under this Agreement shall not operate as a waiver of that Party's rights under this Agreement in respect of any continuing or subsequent default, breach or non-observance (whether of the same or any other nature).

7.11 Further Assurances. Each Party shall promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things in connection with this Agreement that the other Parties may reasonably require for the purposes of giving effect to this Agreement.

7.12 Successors and Assigns. This Agreement shall enure to the benefit of, and be binding on, the Parties and their respective successors and permitted assigns. No Party may assign or transfer, whether absolutely, by way of security or otherwise, its respective rights or obligations under this Agreement without the prior written consent of the other Parties.

7.13 Tax Reporting. Each Party agrees that, for tax reporting purposes, any taxable income in respect of the Escrow Proceeds, including any interest earned from the investment of the Escrow Proceeds, shall be taxable to the applicable Recipient.

7.14. Anti-money Laundering. Each party to this Agreement (other than the Escrow Agent) hereby represents to the Escrow Agent that any account to be opened by, or interest to be held by, the Escrow Agent in connection with this Agreement, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Escrow Agent's prescribed form as to the particulars of such third party. The Escrow Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Escrow Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Escrow Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Agreement, provided (i) that the Escrow Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Escrow Agent's satisfaction within such ten (10) day period, then such resignation shall not be effective.

7.15 Privacy. The parties acknowledge that the Escrow Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

a)	to provide the services required under this agreement and other services that may be requested from time to time;

b)	to help the Escrow Agent manage its servicing relationships with such individuals;

c)	to meet the Escrow Agent’s legal and regulatory requirements; and

d)	if Social Insurance Numbers are collected by the Escrow Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Escrow Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Escrow Agent shall make available on its website or upon request, including revisions thereto. Some of this personal information may be transferred to servicers in the U.S.A. for data processing and/or storage. Further, each party agrees that it shall not provide or cause to be provided to the Escrow Agent any personal information relating to an individual who is not a party to this agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures

7.16 Force Majeure. Except for the payment obligations of the Purchaser contained herein, no Party shall be liable to the other Parties, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPTON PETROLEUM CORPORATION

Per:
Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:
Authorized Signatory

Per:
Authorized Signatory

MFC INDUSTRIAL LTD.

Per:
Authorized Signatory

SCHEDULE "A"

APPROVED BANKS

Bank
Bank of Montreal
Citibank NA
Bank of America NA
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PNC Bank NA
Canadian Imperial Bank of Commerce
Bank of Scotland
The Bank of Nova Scotia
Royal Bank of Canada

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	July 13, 2012